EXHIBIT 2.1

[CERTAIN INFORMATION IDENTIFIED BY [***] HAS BEEN EXCLUDED FROM THIS AGREEMENT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE REGISTRANT IF PUBLICLY DISCLOSED]

SHARE PURCHASE AGREEMENT

by and among

MARK R. RADABAUGH,

as a Seller and the Sellers’ Representative,

and

DALE B. BECKMANN,

as a Seller,

AMPLEX ELECTRIC, INC.,

as the Company,

and

Nicholas Financial, Inc.

as Purchaser

–––––––––––––––––––––––––––––––––––

Dated as of May 1, 2024

Exh. 2.1-1

Page

Article 1 Definitions and Rules of Construction 2

Section 1.01 Definitions 2

Section 1.02 Rules of Construction 2

Article 2 Purchase and Sale 3

Section 2.01 Purchase and Sale of Shares 3

Section 2.02 Closing. 3

Section 2.03 Aggregate Purchase Price 4

Section 2.04 Payment of Aggregate Purchase Price; Other Payments. 4

Section 2.05 Post-Closing Adjustment. 5

Section 2.06 Closing Deliveries 7

Section 2.07 Withholding 8

Article 3 Representations and Warranties of the Sellers 9

Section 3.01 Authorization 9

Section 3.02 Litigation 9

Section 3.03 Non-contravention 9

Section 3.04 Title 9

Section 3.05 Brokers 10

Section 3.06 Exclusive Representations and Warranties 10

Article 4 Representations and Warranties Regarding the Company 10

Section 4.01 Organization and Existence 10

Section 4.02 Capitalization 11

Section 4.03 Authorization 11

Section 4.04 Consents 12

Section 4.05 Non-contravention 12

Section 4.06 Financial Statements; No Undisclosed Liabilities 12

Section 4.07 Absence of Changes 12

Section 4.08 Litigation 14

Section 4.09 Compliance with Law 14

Section 4.10 Permits and Licenses 14

Section 4.11 Contracts 15

Section 4.12 Personal Property 17

Section 4.13 Real Property 18

Section 4.14 Employee Benefit Plans; Employee Matters 19

Section 4.15 Environmental Matters 22

Section 4.16 Taxes 22

Section 4.17 Brokers 24

Section 4.18 Affiliate Contracts 24

Section 4.19 Insurance 24

Section 4.20 Intellectual Property 25

Exh. 2.1-2

(continued)

Page

Section 4.21 PPP Loan 26

Section 4.22 Material Customers and Vendors 26

Section 4.23 Network Facilities Route 27

Section 4.24 Books and Records; Internal Controls 27

Section 4.25 Exclusive Representations and Warranties 27

Article 5 Representations and Warranties of Purchaser 28

Section 5.01 Organization and Existence 28

Section 5.02 Authorization 28

Section 5.03 Consents 28

Section 5.04 Non-contravention 28

Section 5.05 Litigation 28

Section 5.06 Compliance with Laws 29

Section 5.07 Brokers 29

Section 5.08 Investment Intent 29

Section 5.09 Available Funds; Source of Funds 29

Section 5.10 29

Section 5.10 Investigation.. 29

Section 5.11 Disclaimer Regarding Projections 29

Section 5.12 Exclusive Representations or Warranties 30

Article 6 Covenants 30

Section 6.01 Information Pending Closing 30

Section 6.02 Conduct of Business Pending the Closing 30

Section 6.03 Tax Matters 32

Section 6.04 Confidentiality; Publicity 34

Section 6.05 Expenses 35

Section 6.06 Further Actions; Consents 35

Section 6.07 No Solicitation; Alternative Transactions 37

Section 6.08 Section 280G Approval 38

Section 6.09 Notification 38

Section 6.10 Employee Plan Termination 38

Section 6.11 Termination of Liens 39

Section 6.12 Termination of Agreements 39

Section 6.13 Commercial Insurance 39

Article 7 Conditions to Closing 39

Section 7.01 Conditions to Each Party’s Obligations 39

Section 7.02 Conditions to Obligation of Purchaser 39

Section 7.03 Conditions to Obligation of the Company and the Sellers 41

Article 8 Survival; Indemnification 42

Section 8.01 Survival 42

Section 8.02 Indemnification 43

Section 8.03 Limitations on Liability; Right to Offset 44

Exh. 2.1-3

(continued)

Page

Section 8.04 Determination of Losses 44

Section 8.05 Indemnification Procedures 45

Section 8.06 No Subrogation 47

Section 8.07 Characterization of Indemnification Payments 47

Section 8.08 Exclusive Remedy 47

Section 8.09 Reliance by the Parties 47

Article 9 Termination 47

Section 9.01 Termination 47

Section 9.02 Effect of Termination 49

Article 10 Miscellaneous 49

Section 10.01 Notices 49

Section 10.02 Severability 50

Section 10.03 Counterparts 51

Section 10.04 Amendments and Waivers 51

Section 10.05 Entire Agreement; No Third Party Beneficiaries 51

Section 10.06 Governing Law 52

Section 10.07 Specific Performance 52

Section 10.08 Consent to Jurisdiction; Waiver of Jury Trial 52

Section 10.09 Assignment 53

Section 10.10 Schedules 53

Section 10.11 Non-Recourse 53

Section 10.12 Release 54

Section 10.13 Attorney-Client Privilege 55

Article 11 Sellers’ Representative 55

Section 11.01 Appointment; Acceptance 55

Section 11.02 Authority 55

Section 11.03 Actions 56

Section 11.04 Effectiveness 56

Section 11.05 Indemnification; Fees and Expenses 57

Section 11.06 Successor 57

Section 11.07 Survival of Authorizations 58

Exh. 2.1-4

(continued)

Page

Exhibits [***]

Exh. 2.1-5

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT, dated as of May 1, 2024 (the “Effective Date”), is by and among Mark R. Radabaugh (“MR Seller”), Dale B. Beckmann (“DB Seller” and, together with MR Seller, the “Sellers” and, each, a “Seller”), Mark R. Radabaugh as the representative of the Sellers (the “Sellers’ Representative”), and Amplex Electric, Inc., an Ohio corporation (the “Company”), on the one hand, and Nicholas Financial, Inc., a Delaware corporation (“Purchaser”), on the other hand. Each Seller, the Sellers’ Representative, the Company and Purchaser is referred to individually as a “Party,” and, collectively, as the “Parties.”

RECITALS

WHEREAS, the Company owns and operates the Business (as defined below);

WHEREAS, the Sellers collectively own one hundred percent (100%) of the issued and outstanding common shares, no par value per share, of the Company (the “Common Shares”);

WHEREAS, the Company has no other class or series of shares other than the Common Shares;

WHEREAS, at the Closing, Purchaser desires to purchase, and the Sellers desire to sell to Purchaser, the number of Common Shares set forth for each of them on Annex A (the “Shares”), which immediately following the consummation of the Closing will constitute not less than fifty-one percent (51%) of the issued and outstanding Common Shares of the Company on a fully diluted basis;

WHEREAS, each of the Persons set forth on Annex B hereto holds options (each, an “Optionholder”) granted under the Company’s Equity Incentive Plan (as defined herein) to purchase Common Shares (each, an “Option”) in an amount set forth opposite such Optionholder’s name on Annex B, which Options collectively constitute all of the outstanding and unexercised Options of the Company; and

WHEREAS, Purchaser shall, at the Closing (as defined herein), make or cause to be made certain payments to the Optionholders in consideration for the cancellation of the Options upon the terms and subject to the conditions hereinafter set forth;

AGREEMENT

NOW THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

Article 1
Definitions and Rules of Construction

Section 1.01 Definitions. Capitalized terms used in this Agreement shall have the respective meanings ascribed to them in Exhibit A hereto.

Exh. 2.1-6

Section 1.02 Rules of Construction.

(a) Unless the context otherwise requires, references in this Agreement to (i) Articles, Sections, Exhibits, Annexes and Schedules shall be deemed references to Articles and Sections of, and Exhibits, Annexes and Schedules to, this Agreement; (ii) “paragraphs” or “clauses” shall be deemed references to separate paragraphs or clauses of the section or subsection in which the reference occurs; (iii) any Contract (including this Agreement) or Law shall be deemed references to such Contract or Law as amended, supplemented or modified from time to time in accordance with its terms and the terms hereof, as applicable, and in effect at any given time (and, in the case of any Law, to any successor provisions); (iv) any Person shall be deemed references to such Person’s successors and permitted assigns, and in the case of any Governmental Entity, to any Person(s) succeeding to its functions and capacities; and (v) any Law shall be deemed references to all rules and regulations promulgated thereunder.

(b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Terms defined in the singular have the corresponding meanings in the plural, and vice versa. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The term “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear. The word “or” shall not be exclusive, the term “any” means “any and all”, and any document or item will be deemed to be “furnished,” “delivered,” “provided” or otherwise “made available” to Purchaser within the meaning of this Agreement only if a true and complete copy of such document, together with all of its amendments, exhibits, schedules and other attachments, is included in the Data Room at least three (3) Business Days prior to the Effective Date.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(d) The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

(e) All monetary figures shall be in U.S. dollars unless otherwise specified; provided that, for the purposes of applying a reference to a monetary sum expressed in a currency other than U.S. dollars, an amount in a different currency shall be deemed to be an amount in U.S. dollars converted at the U.S. dollar spot rate of exchange applicable to such other currency as quoted by Bloomberg as of U.S. stock market close on the relevant date.

Exh. 2.1-7

Article 2
Purchase and Sale

Section 2.01 Purchase and Sale of Shares.

(a) At the Closing, Purchaser shall purchase, and each Seller shall sell, all of such Seller’s right, title and interest in and to such Seller’s Shares, free and clear of all Liens, other than those arising pursuant to applicable securities Laws or the Company’s Organizational Documents.

(b) The Company shall take all actions necessary to provide that, at the Closing, each Option that is then outstanding and unexercised (whether vested or unvested) shall be canceled and converted into the right to receive at the Closing from Purchaser, in consideration for such cancellation, an amount in cash, if greater than zero, equal to the product of (i) the number of Common Shares subject to such Option immediately prior to such cancellation (whether vested or unvested), and (ii) the Per Share Net Option Price in respect of such Option (such product, the “Option Payment”). The Option Payments shall be made through the payroll system of the Company and shall be subject to all applicable federal, state, local and foreign Tax withholding requirements.

(c) Prior to the Closing Date, each Seller shall deposit with the Sellers’ Representative a stock certificate evidencing the Shares to be sold by such Seller hereunder along with a stock power, substantially in the form of Exhibit G attached hereto (each a “Stock Power”), for each of Seller’s Shares being purchased by Purchaser from such Seller, duly executed for transfer. The Sellers’ Representative shall hold the stock certificates and the Stock Powers deposited by the Sellers pursuant to this Section 2.01(c) in escrow until the Closing, at which time the Sellers’ Representative shall deliver such stock certificates and Stock Powers to Purchaser in accordance with this Agreement. In accordance with the provisions of Article 11, the Sellers’ Representative shall make any and all determinations and calculations on behalf of each Seller set forth in this Agreement, which determinations and calculations shall be binding upon each Seller as if made by such Seller.

Section 2.02 Closing. The consummation of the purchase and sale of the Shares and the other transactions contemplated by this Agreement (the “Closing”) shall be held remotely via the exchange of documents and signatures electronically at 12:00 p.m. Eastern Time on or before the fifth (5th) Business Day following the satisfaction or waiver of the conditions set forth in Article 7 (other than those conditions that by their terms are to be satisfied a specified number of days prior to the Closing or at the Closing, but subject to the satisfaction of such conditions as of the specified date, or at the Closing, as applicable), or on such other date or at such other time as is mutually agreed in writing by Purchaser and the Sellers’ Representative. All proceedings to be taken and all documents to be executed and delivered by all Parties at the Closing shall be deemed to have been taken and executed simultaneously and no proceedings shall be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered. The Closing will be deemed effective as of 12:01 a.m. Eastern Time on the Closing Date. The date on which the Closing occurs is referred to herein as the “Closing Date.”

Exh. 2.1-8

Section 2.03 Aggregate Purchase Price.

(a) The aggregate purchase price for the Shares (the “Aggregate Purchase Price”) is an amount equal to the sum of:

(i) fifty-one percent (51%) of the Base Purchase Price;

(ii) minus fifty-one percent (51%) of the amount, if any, by which the Estimated Closing Working Capital is less than the Target Working Capital;

(iii) plus fifty-one percent (51%) of the amount, if any, by which the Estimated Closing Working Capital is greater than the Target Working Capital;

(iv) minus the Loss of Subscribers Adjustment, if any;

(v) plus fifty-one percent (51%) the FTTH Capital Expenditure Adjustment;

(vi) minus the Closing Date Indebtedness;

(vii) plus the Estimated Closing Cash, if any; and

(viii) minus the Option Payment.

provided that, for the avoidance of doubt, no amount that is included in the immediately preceding clauses (ii)–(viii) shall be included in any other clause of the foregoing calculation (for the purposes of avoiding any “double-counting” of such amount).

(b) The Aggregate Purchase Price shall be paid to the Sellers as provided in Section 2.04 and is subject to adjustment as provided in Section 2.05.

Section 2.04 Payment of Aggregate Purchase Price; Other Payments.

(a) Estimated Closing Statement. Not later than three (3) Business Days before the Closing Date, and in no event more than ten (10) Business Days prior to the Closing Date, the Sellers’ Representative shall have prepared and delivered to Purchaser:

(i) A statement (the “Estimated Closing Statement”) setting forth the Sellers’ Representative’s good faith detailed calculations of:

(A) The estimated Closing Net Working Capital, which the Sellers’ Representative shall estimate in accordance with the Working Capital Calculation Methodologies (the “Estimated Closing Working Capital”);

(B) The estimated Closing Cash (“Estimated Closing Cash”);

(C) The FTTH Capital Expenditure Adjustment;

(D) The Loss of Subscribers Adjustment;

Exh. 2.1-9

(E) The Closing Date Indebtedness;

(F) The Transaction Expenses;

(G) The Option Payments; and

(ii) A calculation of the Aggregate Purchase Price and the Share Purchase Price, including each of the components thereof with reasonably sufficient supporting documentation.

The Estimated Closing Statement shall be subject to review by Purchaser. The Sellers’ Representative shall consider in good faith any potential adjustments to the Estimated Closing Statement proposed by Purchaser prior to the Closing and make any corresponding changes to the Estimated Closing Statement that the Sellers’ Representative reasonably deems appropriate based on Purchaser’s proposed adjustments (in which case, such statement reflecting such changes shall constitute the Estimated Closing Statement).

(b) Closing Payments. At the Closing, Purchaser shall pay, or cause to be paid, by wire transfer of immediately available funds the following payments in accordance with the written instructions for each recipient to be provided by the Sellers’ Representative to Purchaser at least 24 hours prior to the Closing:

(i) to each Person specified on the Flow of Funds as a recipient of payments in respect of Closing Date Indebtedness, the amount payable to such Person as specified on the Flow of Funds;

(ii) to each Person specified on the Flow of Funds as a recipient of payments in respect of Transaction Expenses, the amount payable to such Person as specified on the Flow of Funds;

(iii) to each Person as a recipient of an Option Payment, the amount payable to such Person as specified in the Flow of Funds;

(iv) to each Person specified on the Flow of Funds as a recipient of payments in respect of the items set forth on Schedule 2.04(b)(iv) (collectively the “Purchaser Closing Payments”); and

(v) to each Seller, his Pro Rata Portion of the Aggregate Purchase Price as specified on the Flow of Funds minus, in the aggregate from the Aggregate Purchase Price, the Escrow Amount and the Transaction Expenses.

(c) Escrow Payment. At the Closing, Purchaser shall deposit with First National Bank of Omaha (the “Escrow Agent”) the Escrow Amount to be retained in an escrow account (the “Escrow Account”), in accordance with the terms of the Escrow Agreement. The administration of the Escrow Account shall be governed by the terms of the Escrow Agreement.

Exh. 2.1-10

Section 2.05 Post-Closing Adjustment.

(a) Adjustments. The following adjustments to the Aggregate Purchase Price shall be made for purposes of determining the Final Purchase Price, all in accordance with this Section 2.05:

(i) Any amount by which the Closing Cash exceeds the Estimated Closing Cash shall be an increase in determining the Final Purchase Price.

(ii) Any amount by which the Closing Cash is less than the Estimated Closing Cash shall be a reduction in determining the Final Purchase Price.

(iii) Any amount by which the Closing Net Working Capital exceeds the Estimated Closing Working Capital shall be an increase in determining the Final Purchase Price.

(iv) Any amount by which the Closing Net Working Capital is less than the Estimated Closing Working Capital shall be a reduction in determining the Final Purchase Price.

(b) Closing Net Working Capital Statement. No later than ninety (90) days following the Closing Date, Purchaser shall prepare and deliver to the Sellers’ Representative:

(i) A statement setting forth Purchaser’s good faith detailed calculation of:

(A) the Closing Net Working Capital, which Purchaser shall calculate in accordance with the Working Capital Calculation Methodologies; and

(B) the Closing Cash; and

(ii) A calculation of the Final Purchase Price, and the Final Share Purchase Price, including each of the components thereof together with reasonably sufficient supporting documentation (the requirements in Section 2.05(b)(i) and (ii) collectively referred to as, the “Closing Statement”).

(c) The Sellers’ Representative’s Review of Closing Net Working Capital Statement. Upon request, Purchaser shall promptly provide the Sellers’ Representative with reasonable additional supporting documentation in connection with such calculations. The Sellers’ Representative shall have ten (10) days after delivery of the Closing Statement to notify Purchaser in writing that the Sellers’ Representative disputes the Closing Statement, and if no such notice is received within such time period, the Closing Statement shall conclusively be deemed final. If the Sellers’ Representative disputes the Closing Statement, Purchaser and the Sellers’ Representative shall use Commercially Reasonable Efforts to reconcile such disputes and reach agreement on the Closing Statement. In the event Purchaser and the Sellers’ Representative are unable to reach agreement on the Closing Statement within thirty (30) days following the Sellers’ Representative’s delivery of a dispute notice within the timeframe outlined in this Section 2.05(c), then Purchaser and the Sellers’ Representative shall submit the remaining issues in dispute to an impartial independent nationally or regionally recognized firm of independent certified public accountants (provided that neither Purchaser nor any of the Sellers nor any of their respective Affiliates shall have utilized the services of such firm in the five (5) years prior to the Closing Date), selected by

Exh. 2.1-11

the mutual written agreement of Purchaser and the Sellers’ Representative (the “Independent Accountant”). The Independent Accountant shall have sole authority to determine any and all substantive and procedural matters pertaining to the resolution of the dispute between Purchaser and the Sellers’ Representative arising under this Section 2.05(c); provided, however, that the Independent Accountant shall only review those unresolved items and amounts specifically set forth in and objected to in the dispute notice, and the Independent Accountant’s determination of each disputed amount shall be no more than the highest amount claimed by either Purchaser or the Sellers’ Representative, nor less than the lowest amount claimed by either Purchaser or the Sellers’ Representative, in each case with respect to such disputed amount. Purchaser and the Sellers’ Representative shall cooperate with the Independent Accountant in all respects, including providing the Independent Accountant with appropriate supporting documentation used in preparation and review of their calculations of the Closing Net Working Capital and Closing Cash in the Closing Statement. Purchaser and the Sellers’ Representative will each use their Commercially Reasonable Efforts to cause the Independent Accountant to render its written report determining the proper treatment of the disputed items within thirty (30) days following its selection, or as soon thereafter as reasonably practicable. The determination of the disputed amounts in the Closing Statement by the Independent Accountant shall be final and binding upon the parties hereto, absent manifest error. The costs and expenses of the Independent Accountant shall be borne by Purchaser, on the one hand, and the Sellers, on the other hand, in inverse proportion as they may prevail on the matters resolved by the Independent Accountant, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Independent Accountant at the time the determination is rendered on the merits of the matters submitted to the Independent Accountant.

(d) Adjustment Payment.

(i) If the Final Purchase Price exceeds the Aggregate Purchase Price (such excess, the “Positive Adjustment Amount”), Purchaser shall pay, by wire transfer of immediately available funds to the accounts designated by the Sellers’ Representative, each Seller’s Pro Rata Portion of the Positive Adjustment Amount promptly (but in any no later than five (5) Business Days after the determination of the Final Purchase Price).

(ii) If the Aggregate Purchase Price exceeds the Final Purchase Price (such excess, the “Negative Adjustment Amount”), each Seller shall pay Purchaser promptly (but in any event no later than five (5) Business Days after the determination of the Final Purchase Price) such Seller’s Pro Rata Portion of the Negative Adjustment Amount due to Purchaser, by wire transfer of immediately available funds to an account designated by Purchaser.

(iii) Any payments required to be made pursuant to this Section 2.05 shall be deemed to be an adjustment to the Purchase Price.

Section 2.06 Closing Deliveries. At the Closing:

(a) the Sellers’ Representative shall deliver, or cause to be delivered, to Purchaser or its designees:

Exh. 2.1-12

(i) evidence of transfer to Purchaser of the Shares held by the Sellers’ Representative on behalf of the Sellers immediately prior to the Closing, including to the extent the Shares are certificated, certificates (or, if such certificate cannot be located by the applicable Seller, an indemnity in favor of Purchaser and the Company in mutually agreed form) duly endorsed in blank or accompanied by stock transfer powers evidencing transfer to Purchaser of the Shares and a Stock Power executed by each Seller appointing Purchaser or its nominee as attorney for such transfer;

(ii) evidence of the termination of the Equity Incentive Plan and the cancellation of all Options held by the Optionholders as of the Closing, each in form and substance reasonably acceptable to Purchaser;

(iii) evidence of the termination of the Shareholders Agreement, in form and substance reasonably acceptable to Purchaser;

(iv) a duly executed certification from the Company in accordance with the provisions of Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h) (the “FIRPTA Certificate”) in form and substance reasonably acceptable to Purchaser (provided that the Sellers’ Representative shall cause the Company to provide notice to the IRS in accordance with Section 1.897-2(h)(2) of the Code and shall provide confirmation of the provision of such notice in a form reasonably acceptable to Purchaser in connection therewith);

(v) a validly executed IRS Form W-9 from each Seller;

(vi) payoff letters, lien releases, and other documentation in form and substance (each, a “Lien Release Letter” and, collectively, the “Lien Release Letters”) reasonably acceptable to Purchaser, evidencing the full payoff and release of Liens for the Indebtedness set forth on Schedule 2.06 and outstanding as of the Closing Date (the “Closing Date Indebtedness”); and

(vii) such other agreements, documents, instruments and writings as are required to be delivered by the Sellers’ Representative or the Sellers at or prior to the Closing pursuant to Section 7.02 or as are otherwise reasonably required in connection with this Agreement.

(b) Purchaser shall make, or cause to be made, the payments required to be made by it pursuant to Section 2.04 and deliver, or cause to be delivered, to the Sellers’ Representative such other agreements, documents, instruments and writings as are required to be delivered by Purchaser at or prior to the Closing Date pursuant to the terms of Section 7.03 or as are otherwise reasonably required in connection with this Agreement.

Section 2.07 Withholding. Notwithstanding anything in this Agreement to the contrary, Purchaser or its designee shall be entitled to withhold and deduct from any amounts payable pursuant to this Agreement such amounts as are required to be deducted or withheld under the Code or any other provision of Tax Law. To the extent that amounts are so withheld or deducted, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such withholding or deduction was made

Section 2.08 Conversion of NICK Loan. Notwithstanding anything in this Agreement to the contrary, if all principal and accrued but unpaid interest outstanding under the NICK Term

Exh. 2.1-13

Loan as of the Closing Date (the “Outstanding NICK Debt”) is not paid off in full at Closing as a part of Closing Date Indebtedness, then (1) MR Seller shall automatically contribute back to the Company the number of Common Shares of the Company held by MR Seller determined by dividing the Outstanding NICK Debt by the Share Purchase Price (the “Contributed Shares”), and (2) the Outstanding NICK Debt shall be automatically converted into the number of Common Shares of the Company determined by dividing the Outstanding NICK Debt by the Share Purchase Price (the “Converted Shares”). For the avoidance of doubt, the number of Contributed Shares and the number of Converted Shares shall be the same. An example and illustrative calculation of the conversion of the Outstanding NICK Debt is set forth on Annex F.

Article 3
Representations and Warranties of the Sellers

Except as set forth in the Company Disclosure Schedule for the applicable representations and warranties specified therein, each Seller hereby severally, and not jointly, represents and warrants to Purchaser as of the Effective Date and as of the Closing Date as follows:

Section 3.01 Authorization. Such Seller is an adult and has the requisite power, authority, and capacity to enter into this Agreement and the other Transaction Agreements and consummate the transactions contemplated hereby or thereby. This Agreement and the other Transaction Agreements to be executed and delivered by such Seller constitute (assuming the due execution and delivery by each other Party hereto or party thereto) valid and legally binding obligations of such Seller, enforceable against such Seller in accordance with their respective terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law) (the “Enforceability Exception”).

Section 3.02 Litigation. No Action is pending or threatened in writing or, to the Knowledge of such Seller, otherwise, against such Seller, that would, individually or in the aggregate, result in a Seller Material Adverse Effect.

Section 3.03 Non-contravention. The execution, delivery, and performance of this Agreement and the other Transaction Agreements by such Seller does not, and, subject to such Seller obtaining the Seller Required Consents applicable to such Seller and set forth on Section 3.03 of the Company Disclosure Schedule, the consummation by such Seller of the transactions contemplated hereby or thereby will not (with or without notice or lapse of time, or both) contravene or violate (a) any provision of any Contract to which such Seller is a party or by which such Seller or his Shares is bound, or result in any breach of, or constitute a default under, or the termination or acceleration thereof, or entitle any Person to accelerate any obligation or indebtedness thereunder, or result in the creation of any Lien on the Shares, or (b) any Law or any Permit to which such Seller or any of its assets or properties (including, for the avoidance of doubt, the Shares) are subject, except, in the case of each of clauses (a) and (b), as would not, individually or in the aggregate, result in a Seller Material Adverse Effect.

Exh. 2.1-14

Section 3.04 Title.

(a) Such Seller is the direct beneficial and record owner of, and has good and marketable title to, the Shares reflected to be owned by him in Annex A, in each case, free and clear of all Liens other than those arising pursuant to the Company’s Organizational Documents or applicable securities Laws, and will be at the Closing the sole beneficial and record owner of all of such Shares. At the Closing, such Seller will transfer to Purchaser all of such Seller’s Shares free and clear of any Liens or adverse claims other than those arising pursuant to the Company’s Organizational Documents or applicable securities Laws. The representations in Section 4.02 are true and complete with respect to such Seller’s Shares and percentage ownership in the Company.

(b) Other than pursuant to this Agreement and the Company’s Organizational Documents and as set forth on Section 3.04(b) of the Company Disclosure Schedule, the Shares held directly by such Seller are not subject to any voting trust agreement or any Contract restricting or otherwise relating to the voting, dividend rights or disposition of such Shares and no Person has any outstanding or authorized option, warrant or other right relating to the sale or voting of such Shares or pursuant to which (i) such Seller is or may become obligated to issue, sell, transfer or otherwise dispose of, redeem or acquire any such Shares or (ii) such Seller has granted, or may be obligated to grant, a right to participate in the profits of the Company.

Section 3.05 Brokers. Except as set forth on Section 3.05 of the Company Disclosure Schedule, such Seller and his Affiliates have no Liability to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by the Transaction Agreements for which Purchaser could become liable or obliged.

Section 3.06 Exclusive Representations and Warranties. Except for the representations and warranties contained in this Article 3 and in Article 4 (in each case, as modified by the Company Disclosure Schedule, where applicable), none of the Sellers nor any other Person on their behalf, makes any other express or implied representation or warranty with respect to the Sellers, and the Sellers disclaim any other representations or warranties, express or implied. Notwithstanding anything to the contrary in the foregoing, nothing in this Section 3.06 shall release any Seller from any Liability for Fraud.

Article 4
Representations and Warranties Regarding the Company

Except as set forth in the Company Disclosure Schedule for the applicable representations and warranties specified therein, each Seller hereby, severally and not jointly, represents and warrants to Purchaser as of the Effective Date and as of the Closing Date as follows:

Section 4.01 Organization and Existence. The Company (a) is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization; (b) has all requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted and to enter into this Agreement and the other Transaction Agreements and consummate the transactions contemplated hereby or thereby; and (c) is duly qualified or licensed to do business in each other jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it, and in which the actions required to

Exh. 2.1-15

be performed by it hereunder, makes such qualification or licensing necessary, except, in the case of this clause (c), in those jurisdictions where the failure to be so qualified or licensed would not, individually or in the aggregate, result in a Company Material Adverse Effect. Section 4.01 of the Company Disclosure Schedule contains a true and complete list of every state in which the Company maintains any employees and a true and complete list of every state in which the Company is duly qualified or licensed to transact business.

Section 4.02 Capitalization.

(a) The Company does not have any Subsidiaries and does not otherwise own any direct or indirect equity interest, participation or voting right in any other Person or any options, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights, stock appreciation rights, phantom stock, profit participation or other similar rights in or issued by any other Person.

(b) Section 4.02(b) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the Effective Date, of (i) all equity incentive plans of the Company, indicating for each equity incentive plan the number of Common Shares (or other equity interests) issued to date under such equity incentive plan; (ii) all holders of outstanding Options or other equity awards, including the plan under which such Option or other award was granted, the date of grant, the number of shares vested and unvested as of the Effective Date and the exercise price; and (iii) all holders of Common Shares of the Company. Except as set forth in Section 4.02(b) of the Company Disclosure Schedule, there are no other Optionholders or other Persons with any rights whatsoever with respect to the Options. Except as set forth on Section 4.02(b) of the Company Disclosure Schedule, there are no equity interests of the Company issued and outstanding. The Company does not have outstanding any securities convertible into or exchangeable for any shares of capital stock or other equity interests, any rights to subscribe for or to purchase or any options for the purchase of, or any oral or written Contracts providing for the issuance (contingent or otherwise) of, or any calls, commitments, or claims of any other character relating to the issuance of, any shares of capital stock or other equity interests, or any securities convertible into or exchangeable for any shares of capital stock or other equity interests. The Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of capital stock or other equity interests. Upon the consummation of the transactions contemplated hereby at the Closing (but subject to the payments to Optionholders required pursuant to this Agreement), (x) each Option that is then outstanding and unexercised (whether vested or unvested) will be fully-extinguished and cancelled and be of no further force and effect, and (y) the Equity Incentive Plan will be terminated, become null and void and be of no further force and effect.

(c) The Shares (i) are duly authorized, validly issued, fully paid and non-assessable, (ii) were issued in compliance with Law, (iii) were not issued in breach or violation of any preemptive rights or Contract, (iv) are not subject to vesting, and (v) constitute not less than fifty-one percent (51%) of the issued and outstanding Common Shares of the Company.

Section 4.03 Authorization. The execution, delivery and performance by the Company of this Agreement and the other Transaction Agreements, and the consummation by the Company of the transactions contemplated hereby or thereby, have been duly authorized by all necessary corporate action on the part of the Company by its directors or shareholders, as applicable, and no

Exh. 2.1-16

other proceedings on the part of the Company are necessary to authorize the execution, delivery or performance of the Transaction Agreements, or the consummation of the transactions contemplated hereby or thereby. The Transaction Agreements constitute (assuming the due execution and delivery by each other Party hereto or party thereto) valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to the Enforceability Exception.

Section 4.04 Consents. Except as set forth on Section 4.04 of the Company Disclosure Schedule, no consent, approval, license, Permit, Communications Permit, Order, waiver or authorization (each, a “Consent”) of, or registration, declaration, notice or filing (each, a “Filing”) with any Governmental Entity, utility company or other Person is required to be obtained or made by the Company in connection with the execution and delivery of this Agreement and the other Transaction Agreements by the Company and the consummation by the Company of the transactions contemplated hereby or thereby.

Section 4.05 Non-contravention. The execution, delivery and performance of this Agreement and the other Transaction Agreements by the Company does not, and, subject to the Company obtaining the Company Required Consents, the consummation by the Company of the transactions contemplated hereby or thereby, will not (with or without notice or lapse of time, or both) contravene or violate any provision of (a) any Organizational Document of the Company, (b) except for matters set forth in Section 4.05 of the Company Disclosure Schedule, any Material Contract, or result in any breach of, or constitute a default under, or the termination, amendment or acceleration thereof, or give rise to a loss of rights or benefits thereunder, or entitle any Person to accelerate any obligation or indebtedness thereunder or to terminate any Material Contract, or result in the creation of any Lien on the Company or any of its properties or assets, or (c) any Law or any Permit to which the Company is subject or by which any property or asset of the Company is subject, bound or affected.

Section 4.06 Financial Statements; No Undisclosed Liabilities.

(a) Section 4.06(a) of the Company Disclosure Schedule sets forth (i) the unaudited balance sheet, together with related statement of income, for the Company as of and for the four (4)-months ended February 29, 2024 (such balance sheet, the “Reference Date Balance Sheet”), and (ii) the audited balance sheet, together with related statement of income and cash flow, for the Company as of and for the years ended October 31, 2022 and October 31, 2023 (clauses (i) and (ii), collectively, the “Financial Statements”). The Financial Statements (A) have been prepared in accordance with U.S. GAAP consistently applied (except as may be noted therein), (B) are derived from the books and records of the Company on a consistent basis, and (C) fairly present, in all material respects, the financial position and results of operations of the Company as of the date thereof or for the periods set forth therein; subject, in the case of the unaudited Financial Statements, to normal and recurring year-end adjustments, none of which shall be material, and the absence of footnotes in accordance with U.S. GAAP. Section 4.06(a) of the Company Disclosure Schedule includes an accurate and complete itemized list of all Indebtedness of the Company as of the Closing Date.

(b) The Company has no Liabilities, except for Liabilities (i) stated or reserved against in the Reference Date Balance Sheet, (ii) incurred by the Company since the date of the Reference

Exh. 2.1-17

Date Balance Sheet in the Ordinary Course of Business, (iii) incurred as a result of or arising out of the transactions contemplated by this Agreement, (iv) under Contracts in the Ordinary Course of Business that are not resulting from the breach or violation by the Company of any such Contracts, and (v) Liabilities set forth in Section 4.06(b) of the Company Disclosure Schedule.

Section 4.07 Absence of Changes. Since the Reference Date Balance Sheet and until the date of this Agreement and except as set forth in Section 4.07 of the Company Disclosure Schedule, the Company has conducted the Business in the Ordinary Course of Business, except for the negotiation of and entering into this Agreement and the other Transaction Agreements and the transactions contemplated hereby and thereby, and the Company has not:

(a) suffered any material damage, destruction, or loss, whether or not covered by insurance;

(b) other than cash dividends or distributions, declared, set aside, or paid any dividend or distribution, or made any other dividend or distribution on or in respect of any Stock, or declared any direct or indirect redemption, retirement, purchase, or other acquisition by the Company of shares of its capital stock or other equity interests in the Company other than in the Ordinary Course of Business;

(c) issued any equity of the Company or any warrants, rights or options, or entered into any commitment relating to the equity of the Company;

(d) made any material change in the accounting methods or practices it follows, whether for general, financial, or tax purposes, or any change in depreciation or amortization policies or rates adopted therein;

(e) sold, leased, abandoned, or otherwise disposed of any machinery, equipment, or other operating property with an individual book value in excess of $25,000, or an aggregate book value in excess of $50,000;

(f) sold, assigned, transferred, licensed, or otherwise disposed of any Intellectual Property;

(g) permitted or allowed any of its property or assets to be subjected to any mortgage, deed of trust, pledge, Lien, security interest, or other encumbrance of any kind (except Permitted Liens or Liens related to Closing Date Indebtedness);

(h) made any capital expenditure or commitment individually in excess of $50,000 or in the aggregate in excess of $100,000;

(i) paid, loaned, or advanced any amount to, or sold, transferred, or leased any properties or assets to, or entered into any Contract or arrangement with, any Affiliate;

(j) incurred any debt for borrowed money;

Exh. 2.1-18

(k) made any changes in its policies, practices, or methodology of collecting accounts receivable or paying accounts payable or accrued liabilities, and all such collections and payments have been made in the Ordinary Course of Business;

(l) settled or paid any claims or litigation against the Company or any of its directors or officers (in their capacities as such);

(m) instituted any increase in any compensation payable to any officer or employee of the Company or in any profit-sharing, bonus, incentive, deferred compensation, insurance, pension, retirement, medical, hospital, disability, welfare, or other benefits made available to officers or employees of the Company;

(n) prepared or filed any Tax Return inconsistent with past practice or, on such Tax Return, changed any tax election or adopted any method of Tax accounting inconsistent with elections made or methods used in preparing or filing similar Tax Returns in prior periods;

(o) written off any accounts receivable or issued any credit to a customer individually in excess of $25,000 or in the aggregate in excess of $50,000;

(p) taken any action that would be prohibited by Section 6.02(a) if such action were taken after the Effective Date and prior to the Closing, except for entering into the Transaction Agreements and the transactions contemplated hereby and thereby; or

(q) experienced a Company Material Adverse Effect or any event that would reasonably be expected to result in a Company Material Adverse Effect.

Section 4.08 Litigation. Except as disclosed in Section 4.08 of the Company Disclosure Schedule, (a) there is no Action pending or threatened (in writing or, to the Knowledge of the Sellers, otherwise) by or against the Company and (b) none of the Company or any of its assets or properties is subject to any Order. To the Knowledge of the Sellers, the Company is not subject to any governmental investigation or material inquiry. There is no Action pending, or to the Knowledge of the Sellers, threatened, that questions the legality or propriety of the transactions contemplated by this Agreement.

Section 4.09 Compliance with Law. Except as disclosed in Section 4.09 of the Company Disclosure Schedule, the Business is being conducted, and the Company is in compliance, in all material respects with all applicable Laws.

Section 4.10 Permits and Licenses.

(a) The Company holds all Permits and all Communications Permits (collectively, the “Company Permits”) required by the FCC and by each State PUC and Public Right-of-Way Licensor that regulates the Company’s business or the installation of the Company’s Network Facilities. Section 4.10(a) of the Company Disclosure Schedule lists (i) all Permits obtained by the Company outside of the Ordinary Course of Business and all applications for any renewal or modification thereof, and all pending applications for any additional such Permits and (ii) all Communications Permits, and all applications for any renewal or modification thereof, and all pending applications for any additional Communication Permits. Except as set forth on Section

Exh. 2.1-19

4.10(a) of the Company Disclosure Schedule, each such Company Permit is in full force and effect, and has not been suspended, canceled, revoked or modified in any manner that is materially adverse to the Company. There are no extrinsic conditions or requirements imposed on the Company in connection with the Company Permits that are not fully set forth in the Company Permit or the applicable statute, ordinance, resolution or rule, except as set forth in Section 4.10(a) of the Company Disclosure Schedule, or as may be generally imposed on all Company Permits of the same type. The Company has operated its business in compliance in all material respects with the terms and conditions of the Company Permits. No other Company Permits are necessary for the Company to own, lease or use its assets or to operate the Company’s business as it is currently conducted. Except for any Company Required Consents, the consummation of the transactions contemplated by this Agreement will not result in the termination or suspension of any Company Permit that is material to the operation of the Company’s business.

(b) Except as set forth on Section 4.10(b) of the Company Disclosure Schedule, the Company has not received written notice of any pending or threatened Action by or before the FCC, any State PUC, or any Public Right-of-Way Licensor of any violation or complaint, or any application, complaint or Action (other than applications, complaints or Actions that generally affect the Company’s industry as a whole) relating to the Company or its business, or of any other Action which would likely result in the termination, revocation or suspension of or with respect to any of such Company Permits, or any fine or forfeiture in connection therewith. Except as set forth on Section 4.10(b) of the Company Disclosure Schedule, no event has occurred or failed to occur which permits the revocation or termination of any of the Company Permits or the imposition of any material restriction thereon, or that would reasonably be expected to result in any Company Permit not being renewed on a routine basis or in the Ordinary Course of Business.

(c) The Company has filed all material regulatory registrations, reports and other documents, including any renewal applications, and paid all required fees, assessments and contributions required by the FCC, any State PUC or Public Right-of-Way Licensor that regulates the Company’s business or the installation of the Company’s Network Facilities.

(d) The Company does not participate in any High Cost Program.

Section 4.11 Contracts.

(a) Section 4.11(a) of the Company Disclosure Schedule lists for each category below each of the following Contracts to which the Company is a party or by which the Company or any of its assets or properties is bound as of the date hereof (the Contracts disclosed or required to be disclosed on Section 4.11(a) of the Disclosure Schedule, collectively, the “Material Contracts”):

(i) any Contract (or group of related Contracts) that involved payments by the Company of more than $100,000 in calendar year 2023 or that is reasonably expected to require payments by the Company of more than $100,000 in calendar year 2024;

(ii) any Contract that involved payments to the Company of more than $50,000 in calendar year 2023 or that is reasonably expected to involve payments to the Company of more than $50,000 in calendar year 2024;

Exh. 2.1-20

(iii) any collective bargaining agreement or other Contract with any labor union, works council or other labor organization;

(iv) any settlement, conciliation or similar Contract (A) with any Governmental Entity or (B) pursuant to which the Company will have any material outstanding obligation after the Closing Date;

(v) any employment or consulting Contract with any Company Employee or other Person on a full-time or part-time basis that cannot be terminated by the Company without penalty on less than thirty (30) days’ notice;

(vi) any Contract which includes a change-of-control, sale or retention bonus or similar payment, commitment or arrangement implicated by or payable upon the consummation of the transactions contemplated by the Transaction Agreements;

(vii) any partnership, joint venture, limited liability company, strategic alliance or similar Contracts (including Organizational Documents) or that relate to equityholder rights or registration rights, in each case, with any third party;

(viii) any pledge, security agreement or other similar Contract with respect to any real property or any material tangible or intangible personal property of the Company;

(ix) any Contract granting a power of attorney or other agency on behalf of any of the Sellers or the Company;

(x) any Contract that prohibits or otherwise restricts (A) the payment of dividends or distribution in respect of the equity securities of the Company, (B) the pledging of the equity interests of the Company, or (C) the issuance of guarantees by the Company;

(xi) any outstanding loan agreements, guarantee agreements, bonds, letters of credit, escrows, other credit support or promissory notes relating to (A) Indebtedness for borrowed money of the Company and (B) any other Indebtedness or any of the assets or properties of the Company;

(xii) any Contract under which the Company has advanced or loaned any Person any amounts;

(xiii) any Contract which restricts or purports to restrict the Company from competing with any Person, soliciting employees or customers of any Person, or engaging in any activity or business in any geographic area or during any period of time, or which commit the Company to an exclusive purchase relationship with any vendor or to provide any product or service exclusively to a particular customer, or any Contract that provides for a most-favored pricing provision for any customer of the Company;

(xiv) any Contract between the Material Customers or Material Vendors;

Exh. 2.1-21

(xv) any redemption or purchase agreements or other agreements affecting or relating to the equity securities of the Company, including any agreement with any equity holder of the Company which includes anti-dilution rights, right of first refusal, first offer rights, first negotiation rights, registration rights, voting or other party arrangements or operating covenants;

(xvi) any Contract that provides for: (A) the transfer of ownership of or distribution of any of the Company’s Intellectual Property; (B) the exclusive license of any Intellectual Property, either in-license or out-license; or (C) the license of trademarks of the Company;

(xvii) any Affiliate Contract; and

(xviii) any Contract to commit to do or enter into any of the foregoing.

(b) A true, correct and complete up-to-date copy of each written Material Contract (and any amendment or variation thereof) and summary of each oral Material Contract (and any amendment or variation thereof) has been delivered or made available to Purchaser. All of the Material Contracts are valid, in full force and effect and are enforceable against the Company and, to the Knowledge of the Sellers, are enforceable against the other parties to such Material Contract in accordance with their terms, subject to the Enforceability Exception, and immediately after the Closing, will continue in full force and effect and will continue to be enforceable in accordance with its terms, subject to the Enforceability Exception, in each case without breaching the terms thereof or resulting in the forfeiture or impairment of any rights thereunder. The Company is not in material breach or violation of or in material default in the performance or observance of any term or provision of, and no event has occurred that (with or without notice or lapse of time, or both) would reasonably be expected to result in a material breach or violation of or in material default under any Material Contract by the Company, and, to the Knowledge of the Sellers, no counterparty to any Material Contract is in material breach, violation or default of any Material Contract. The Company has not received written notice to terminate, repudiate or disclaim a Material Contract or materially vary, materially amend or grant a waiver of its terms, nor has the Company served any such notice on a counterparty to a Material Contract (and, for the avoidance of doubt, for the purposes of this Section 4.11(b), an agreement to materially change the payment obligations of a counterparty to any such Material Contract shall constitute an material amendment to such Material Contract). The Company has not received any written or, to the Knowledge of the Sellers, other notice from any counterparty to any Material Contract of such party’s intention to terminate, not renew, cancel or materially decrease its business with the Company or any claims for damages or indemnification thereunder. There is no Action pending or threatened (in writing or, to the Knowledge of the Sellers, otherwise) by or against the Company relating to any Material Contract.

Section 4.12 Personal Property.

(a) The Company has good and valid title to all of its material tangible personal property reflected on the Reference Date Balance Sheet as owned by the Company (or acquired since the date of the Reference Date Balance Sheet), free and clear of all Liens, except for

Exh. 2.1-22

Permitted Liens or Liens related to Closing Date Indebtedness. The Company has a valid leasehold interest in all of its leased personal property.

(b) A true and complete copy of all lease documents, including amendments and modifications thereto, has been made available to Purchaser.

(c) All such property is adequate for the uses to which it is being put, and is adequate for the continued conduct of the Business as currently conducted, in all material respects and is in good operating condition and repair (normal wear and tear excepted), and none of such property is in need of maintenance or repairs except for ordinary repairs and maintenance. There are no assets used in the Business that will not be owned, leased or otherwise available for use by the Company immediately after the Closing on the same terms as of immediately prior to the Closing, other than assets disposed of in the Ordinary Course of Business.

Section 4.13 Real Property.

(a) The Company does not own any real property.

(b) Section 4.13(b) of the Company Disclosure Schedule sets forth the address or legal description of all leasehold, subleasehold, or licensed estates (other than Network Real Property and Easement Real Property) held by the Company (the “Leased Real Property”), pursuant to those leases, subleases, licenses or other occupancy agreements described on Section 4.13(b) of the Company Disclosure Schedule (together with all amendments, extensions, renewals, guaranties and other agreements with respect thereto, the “Real Property Leases”). The Company is in compliance, in all material respects, and during the past three (3) years has been in compliance, in all material respects, with all of the Real Property Leases with all of the Real Property Leases. No material default on the part of the Company, or, to the Knowledge of the Sellers, any other party thereto exists under any Real Property Lease, and, to the Knowledge of the Sellers, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a material breach or material default under any such Real Property Lease. The Company has not assigned, transferred, subleased, licensed or otherwise granted any Person (other than pursuant to Permitted Liens or Liens related to Closing Date Indebtedness) the right to use or occupy any Leased Real Property or any portion thereof. A true and complete copy of all Real Property Leases, including amendments and modifications thereto, has been made available to Purchaser. The Company has the right to possession and quiet enjoyment of all the real property described in Section 4.13(b) of the Company Disclosure Schedule as set forth in each Real Property Lease.

(c) Section 4.13(c) of the Company Disclosure Schedule sets forth the Easement Real Property. The Company possesses valid easement, right-of-way, permit or license interests in and to the Easement Real Property, in each case free and clear of all Liens, except for Permitted Liens or Liens related to Closing Date Indebtedness. The Company is in compliance, in all material respects, and during the past three (3) years has been in compliance, in all material respects, with each easement, right-of-way, permit or license interest in and to the Easement Real Property. A true and complete copy of each easement, right-of-way, permit or license interest in and to the Easement Real Property, including amendments and modifications thereto, has been made available to Purchaser.

Exh. 2.1-23

(d) Section 4.13(d) of the Company Disclosure Schedule sets forth the Network Real Property. The Company possesses valid easement, right-of-way, permit, or license interests in and to the Network Real Property, in each case free and clear of all Liens, except for Permitted Liens or Liens related to Closing Date Indebtedness. The Company is in compliance, in all material respects, and during the past three (3) years has been in compliance, in all material respects, with each easement, right-of-way, permit or license interest in and to the Network Real Property. A true and complete copy of each easement, right-of-way, permit or license interest in and to the Network Real Property, including amendments and modifications thereto, has been made available to Purchaser.

(e) The Company’s interests in the Real Property comprise all interests of the Company in real property that are required for the operation of the Business except to the extent the lack thereof would not have a material effect on the Company. All buildings, structures, improvements, fixtures, equipment, and building systems, and all components thereof, included on or at the Real Property are in good condition and repair, reasonable wear and tear excepted, and sufficient for the operation of the Business and the Network. There is no condemnation, expropriation, or other proceeding in eminent domain pending or, to the Knowledge of the Sellers, threatened, affecting any Real Property or any portion thereof or interest therein.

Section 4.14 Employee Benefit Plans; Employee Matters.

(a) Section 4.14(a) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each Company Benefit Plan. With respect to each Company Benefit Plan, the Company has made available to Purchaser true and complete copies, to the extent applicable, of: (i) such Company Benefit Plan (with any amendments thereto), or if unwritten, a written summary of the material terms thereof; (ii) each trust, insurance, annuity or other funding Contract related thereto and administrative services agreements; (iii) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto; (iv) the most recent summary plan description (with any summaries of material modifications); (v) the most recent favorable IRS determination, advisory or opinion letter; and (vi) the two (2) most recent annual reports on Form 5500 (with all schedules and attachments as filed) required to be filed with the Department of Labor with respect thereto. Except as disclosed in Section 4.14(a) of the Company Disclosure Schedule, there are no other employee benefit plans, programs, arrangements, or Contracts, whether formal or informal, whether in writing or not, to which the Company is a party, with respect to which the Company has any obligation or that are maintained, contributed to, or sponsored by the Company for the benefit of any current or former employee, officer, manager or director of the Company.

(b) Each Company Benefit Plan (and any related trust or other funding vehicle) has been established, funded, maintained, operated and administered in compliance, in all material respects, with all applicable Laws, including ERISA and the Code, and with the terms of such Company Benefit Plan. With respect to each Company Benefit Plan, all contributions, premiums, distributions, payments, reimbursements and accruals for all periods have been timely made, or if not yet due, properly accrued. There have been no “prohibited transactions” (as defined in Section 4975 of the Code or Section 406 of ERISA) and no breach of fiduciary duty (as determined under ERISA) with respect to any Company Benefit Plan. The Company has no Liability (whether or not assessed) for any Tax under Sections 4980B, 4980D or 4980H of the Code. With respect to

Exh. 2.1-24

the Company Benefit Plans, no Action or other proceeding (other than routine claims for benefits) is pending or, to the Knowledge of the Sellers, threatened.

(c) No Company Benefit Plan is, nor does the Company sponsor, maintain, contribute to (or is required to contribute to), or have any current or potential Liability with respect to, or under: (i) a multiemployer plan (as defined in Section 3(37) of ERISA); (ii) a defined benefit plan (as defined in Section 3(35) of ERISA; (iii) a plan that is or was subject to Title IV of ERISA or Section 412 of the Code); (iv) a multiple employer plan (within the meaning of Section 413(c) of the Code); or (v) a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA). The Company does not have any current or contingent Liability by reason of it being considered a single employer under Section 414 of the Code with any other Person. The Company does not have any liability or potential liability for any employee benefit plan (as defined under Section 3(3) of ERISA) sponsored, maintained or contributed to by any ERISA Affiliate, in each case, for which Purchaser is or may become liable. No ERISA Affiliate sponsors, maintains or contributes, or has sponsored, maintained or contributed within the last seven (7) years, to a plan subject to Title IV of ERISA for which Purchaser is or may become liable.

(d) No Company Benefit Plan provides, nor does the Company have, any obligation to provide health, medical or life insurance or other welfare benefits after retirement or other termination of employment or service to any Person (other than for continuation coverage required under Section 4980B(f) of the Code or any similar state Law and for which the covered Person pays the full premium cost).

(e) Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code: (i) has timely received a favorable determination letter as to its qualification; (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable IRS advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer; or (iii) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter. Nothing has occurred that would adversely affect the qualification of any such Company Benefit Plan.

(f) Each agreement, contract, plan or other arrangement that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) subject to Section 409A of the Code to which the Company is a party (each, a “409A Plan”) (i) complies with and has been maintained and administered in all material respects in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the applicable U.S. Department of Treasury regulations or IRS guidance issued thereunder, and (ii) no amount under any such 409A Plan is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code. Except as set forth on Section 4.14(f) of the Company Disclosure Schedule, the Company has no actual or potential obligation to reimburse or otherwise “gross-up” any Person for the interest or additional Tax under Sections 4999 or 409A of the Code.

(g) The Company is not a party to or bound by any collective bargaining agreements or other agreements with any labor or trade union, works council or other labor organization, and no Company Employee is represented by a labor union, works council, or other labor organization. Except as set forth in Section 4.14(g) of the Company Disclosure Schedule, no union certification

Exh. 2.1-25

or decertification proceeding has been filed and, to the Knowledge of the Sellers, no union authorization card campaign or other union organizing activity is currently being, or has been during the past three (3) years, conducted or threatened relating to the Company Employees. Except as set forth in Section 4.14(g)(1) of the Company Disclosure Schedule, there are, and have been during the past three (3) years, no strikes, lockouts, walkouts, work stoppages or slowdowns, hand billing, picketing, material grievance or other material labor disputes involving the Company Employees, nor, to the Knowledge of the Sellers, are any such disputes pending or threatened. Except as would not result in material Liability to the Company, (i) the Company has fully and timely paid all wages, salaries, bonuses, commissions, wage premiums, fees and other compensation that have become due and payable to the Company Employees pursuant to applicable Law, contract, or any Company policy; and (ii) all individuals who are providing services to the Company and are or were classified by the Company as independent contractors or other non-employee services providers are and were properly classified and treated as such for all applicable purposes. Section 4.14(i)(2) of the Company Disclosure Schedule sets forth a list, by name, job title, date and work location, of each Company Employee whose employment was terminated by the Company within the ninety (90) days preceding the date hereof or who is currently serving any notice period. No Company Employee, independent contractor or consultant of the Company resides or performs services primarily outside of the United States.

(h) There is not currently pending or during the last three (3) years, or threatened in writing to the Company or Sellers or, to the Knowledge of the Sellers, otherwise, any allegation, investigation (including any internal investigation) or other Action concerning any act of harassment (sexual or otherwise) or discrimination with respect to the Company or any Company Employee or former Company Employee (including any Seller), nor, to the Knowledge of the Sellers, has any such employee or former employee (including any Seller) engaged in any act of harassment (sexual or otherwise) or discrimination in connection with his or her employment or service with the Company.

(i) Section 4.14(i) of the Company Disclosure Schedule contains the following information for each full-time, part-time employee, or officer of the Company as of March 31, 2024, including for each such employee on leave of absence or layoff status: name, employer company (if not the Company), job title, current employment status, date of hire, current annual salary, target bonus opportunity for 2024, 2023 bonuses paid or accrued and accrued vacation and time off as of March 31, 2024, and contains the following information for each independent contractor that is an individual (not an entity): name, contracting company, Contract with such contractor or written description of work to be performed, and amount paid or to be paid for such work. The Company has made available to Purchaser true and complete copies of each employment Contract, including any amendments thereto, that exist for each employee of the Company. No former employee, officer, manager or director of the Company, or their dependents, are receiving (or are scheduled to receive) from the Company pension benefits, retiree medical insurance coverage, retiree life insurance coverage or other welfare benefits.

(j) The Company is in material compliance and during the past three (3) years has been in material compliance with all applicable Laws relating to labor, employment and employment practices, including all Laws regarding terms and conditions of employment, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), industrial relations, employment practices, working conditions, human rights, privacy, pay equity,

Exh. 2.1-26

equal employment opportunity, affirmative action, employment harassment, discrimination or retaliation, leaves of absence, employee benefits, plant closing, mass layoff, occupational safety and health, immigration, and workers’ compensation (collectively, the “Labor Laws”) other than noncompliance with Labor Laws that has been corrected prior to the date hereof and for which the Company shall have, individually or in the aggregate, no further liability.

(k) The Company is in material compliance and during the past three (3) years has been in material compliance with all Laws relating to the employment of Persons who are not citizens of the country in which they are employed, and all Laws relating to the documentation and recordkeeping of employees’ work authorization status.

Section 4.15 Environmental Matters.

(a) Except as set forth in Section 4.15(a) of the Company Disclosure Schedule:

(i) The Company is in compliance in all material respects with all Environmental Laws, including obtaining, maintaining and complying with all Permits required under Environmental Laws for the conduct of the business of the Company or the ownership or operations of the Business Properties.

(ii) There are no pending or threatened (in writing or, to the Knowledge of the Sellers, otherwise) Actions under any Environmental Law in which the Company has been or will be named as a party and the Company is not subject to any settlement agreements or Orders arising under or relating to Environmental Laws.

(iii) The Company has not treated, stored, manufactured, transported, handled, disposed or Released, arranged for the disposal of, or exposed any Person to, any Hazardous Substance and no Hazardous Substances have been Released at, in, on, under or from or are present at any Business Property except, in each such case, in a manner quantity or condition that would not rise to any material Liability or any investigatory, remedial or corrective action obligations of the Company under Environmental Laws. The Company has not operated any underground storage tanks at any Business Property.

(iv) The Company has not assumed by contract or by operation of Law any Liability of any other Person under Environmental Law or provided an indemnity with respect to Liability of any other Person under any Environmental Law, or relating to Hazardous Substances.

(v) The Company currently holds all environmental approvals, Permits, licenses, clearances and consents necessary for the conduct of the Business and other activities of the Company as the Business and such other activities are currently being conducted and as currently contemplated to be conducted. Section 4.15(a) of the Company Disclosure Schedule accurately describes all of the environmental Permits currently held by the Company.

(b) The Sellers and the Company have made available to Purchaser true and complete copies of all material environmental, health or safety reports, audits, documents, or assessments in their possession, custody or control relating to the Company or the Business Properties.

Exh. 2.1-27

Section 4.16 Taxes.

(a) All income and other Tax Returns required to be filed by the Company have been timely filed in accordance with applicable Law and all such Tax Returns are correct and complete in all material respects, and have been prepared in compliance with all applicable Laws.

(b) All Taxes due and payable by the Company, whether or not shown (or required to be shown) on any Tax Return, have been duly and timely paid. The Company has withheld and paid all Taxes required to be withheld by it in connection with any amount paid or owing to any employee, creditor, independent contractor, or other Person.

(c) There is no Action now pending, currently being conducted, or threatened in writing with respect to any Tax or Tax Return of the Company. The Company has not received from any federal, state, local, or non-U.S. Taxing Authority (including jurisdictions where the Company has not filed Tax Returns) any: (i) notice indicating an intent to open a Tax audit or other review, (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed adjustment. No claim has been made by a Taxing Authority in a jurisdiction where the Company does not file a Tax Return that the Company is or may be subject to taxation by that jurisdiction for Taxes that would be covered by such Tax Return.

(d) The Company has not waived or agreed to extend the period of limitations applicable to any claim for, or for the collection or assessment of, any Taxes.

(e) There are no Liens for Taxes upon the assets of the Company, other than statutory Liens for Taxes not yet due and payable.

(f) The Company has not participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(g) The Company has not been party on or after March 31, 2021, to a transaction that was intended to qualify, in whole or in part, under Section 355, Section 356 or Section 361 of the Code.

(h) The Company is not a party to or bound by any Tax allocation, sharing, indemnification, payment or similar agreement. The Company: (i) has never been a member of an affiliated, combined, consolidated, unitary or other similar Tax group; and (ii) does not have any Liability for the Taxes of any other Person under Tax Law (including pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as a transferee or successor) or by Contract.

(i) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in, or use of any improper, method of accounting; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law); (iii) installment sale or open transaction disposition; or (iv) prepaid amount received or deferred revenue.

Exh. 2.1-28

(j) The Company is not subject to Tax in any jurisdiction outside of the United States, including by virtue of: (i) having a permanent establishment or other place of business; (ii) having a source of income in that jurisdiction; or (iii) being resident for Tax purposes in that jurisdiction.

(k) The Company has at all times since its formation been treated as a C corporation (and has never elected to be or reported as an S corporation) for U.S. federal, state and local tax purposes. The Company uses the accrual method (and does not use the cash method) for Tax purposes.

(l) Prior to the Closing (and for the avoidance of doubt, prior to giving effect to the transactions contemplated by this Agreement), there are no limitations on the utilization of the net operating losses, built-in losses, capital losses, tax credits or other similar items of any Company that under Sections 382, 383 or 384 of the Code.

(m) The unpaid Taxes of the Company (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Reference Date Balance Sheet (rather than in any notes thereto) of the Company, and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns. Since the date of the Reference Date Balance Sheet of the Company, the Company has not incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in U.S. GAAP, outside the Ordinary Course of Business.

Section 4.17 Brokers. Except as set forth in Section 4.17 of the Company Disclosure Schedule, the Company does not have any Liability to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by the Transaction Agreements. Notwithstanding anything to the contrary in this Section 4.17, Purchaser is not liable or obliged for any Liability to pay fees or commissions set forth on Section 4.17 of the Company Disclosure Schedule.

Section 4.18 Affiliate Contracts. Except as set forth in Section 4.18 of the Company Disclosure Schedule, there are no Affiliate Contracts. Except as set forth in Section 4.18 of the Company Disclosure Schedule, no manager, director, officer or employee of the Company or any Seller, directly or indirectly: (a) owns any shares of stock or other securities (other than ownership of publicly traded securities) of, or has any other direct or indirect interest in, any Person that has a business relationship (as creditor, lessor, lessee, supplier, dealer, distributor, franchisee, customer, or otherwise) with the Company; (b) owns or has any direct or indirect interest in any of the assets of the Company (other than the Sellers, in their capacity as equity owners of the Company), including any Intellectual Property or other right, property, or asset that is used in the ownership or operation by the Company of its properties and assets, or to otherwise carry on and conduct the Business; or (c) has any material business relationship (other than as an owner, director or officer) with the Company. Section 4.18 of the Company Disclosure Schedule sets forth a list of all services provided by any Seller or any Affiliate of any Seller to the Company utilizing either: (i) assets not owned or leased by the Company; or (ii) individuals who are not Company Employees, and the amount paid by the Company during the twelve (12) months ended December 31, 2023 with respect to such services.

Exh. 2.1-29

Section 4.19 Insurance.

(a) Section 4.19(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of all insurance policies covering the properties or assets of the Company, including all policies of life, title, liability, fire, casualty, business interruption, workers’ compensation, and other forms of insurance insuring the Company and its directors and officers (in their capacities as such), assets, properties, and operations (the “Insurance Policies”), and the aggregate coverage amount and type and generally applicable deductibles of all such Insurance Policies. All premiums due on such Insurance Policies have been timely paid. The Insurance Policies are legal, valid, binding and enforceable in accordance with their respective terms, and are in full force and effect, and all premiums due on such Insurance Policies have been timely paid or properly accrued. No material breach or default has occurred under any Insurance Policy that would reasonably be expected to result in the termination or modification of such Insurance Policy. To the Knowledge of the Sellers, no insurer on any Insurance Policy has been declared insolvent or placed in receivership, conservatorship or liquidation. True, correct and complete copies of the Insurance Policies have been made available to Purchaser.

(b) Except as set forth in Section 4.19(b) of the Company Disclosure Schedule, during the past two (2) years (i) no written notice of cancellation, non-renewal, disallowance or reduction in coverage or termination of, nor any written notice of breach or default under, any Insurance Policy has been received by the Company or any Affiliate thereof, and no such action has been threatened (in writing or, to the Knowledge of the Sellers, otherwise); (ii) there has not been a failure by any Seller or the Company to give notice of any material claim that may be insured under any Insurance Policy in a timely fashion or in a manner required by such Insurance Policy, and no such Person has had a material claim under an Insurance Policy denied or otherwise rejected; (iii) as of the date of this Agreement, there are no material pending claims with respect to any Insurance Policies; and (iv) no current or historical limits under such Insurance Policies have been eroded or materially impaired by claims.

Section 4.20 Intellectual Property.

(a) Section 4.20(a) of the Company Disclosure Schedule sets forth true, complete and correct lists of the following Intellectual Property that is owned by the Company or is exclusively licensed or assigned to the Company as of the date of this Agreement, along with (i) the record owner of each such item of Intellectual Property and (ii) the applicable registration, application or serial number or similar identifier:

(i) all patents and pending patent applications;

(ii) all trademark registrations, Internet domain name registrations, social media accounts, pending trademark applications and material unregistered trademarks; and

(iii) all registered copyrighted works (collectively, “Company Intellectual Property”).

(b) All of the Company Intellectual Property is owned solely by the Company or exclusively licensed or assigned to the Company.

Exh. 2.1-30

(c) All of the Company Intellectual Property is valid, subsisting, in full force and effect (except with respect to applications), and has not expired or been cancelled or abandoned. All necessary documents and certificates in connection with the Company Intellectual Property have been filed with, and all relevant fees have been paid to, the relevant patent, copyright, trademark or other authorities in the United States for the purposes of perfecting, prosecuting and maintaining of the Company Intellectual Property. The Company is not obligated under any open-source license to distribute or make available any Intellectual Property, source code or other materials, or grant any other rights, to any Person.

(d) No current or former Affiliate, partner, director, shareholder, officer, or employee of the Company will, after giving effect to the transactions contemplated hereby, own any proprietary rights in any of the Company Intellectual Property.

(e) To the Knowledge of Sellers, no Person is infringing or violating, or has infringed or violated, any of the proprietary rights of the Company in the Company Intellectual Property. The operations, activities, products, software, equipment, machinery, or processes of the Company, the Business and the Company Intellectual Property do not infringe on any Intellectual Property of any other Person.

(f) No Person has threatened in writing to the Company or Sellers any legal proceedings claiming infringement or unauthorized use of such Person’s Intellectual Property. The Company has not received notice of any claims that any of the Company Intellectual Property or the Business infringes upon any rights of any Person. To the Knowledge of Sellers, no Person is infringing or violating or, since January 1, 2022 has infringed or violated, any of the proprietary rights of the Company in the Company Intellectual Property.

(g) The Company’s practices with regard to the collection, use, processing, disclosure, and security of Personal Data are and, since January 1, 2022, have been in accordance with (i) applicable Privacy Laws, (ii) applicable contractual commitments of such Person, and (iii) any published privacy policies or other relevant written representations of such Person. To the Knowledge of the Sellers and except as set forth in Section 4.20(g) of the Company Disclosure Schedule, since January 1, 2022, (A) the Company has not experienced a Security Breach involving Protected Data, and (B) the Company has not received any notification of a Security Breach from a third-party service provider having access to Personal Data. Since January 1, 2022, the Company has not been required to give notice to any customer, supplier, Governmental Entity, employee, data subject, or other Person of any actual or alleged Security Breach or data security failures or noncompliance pursuant to any applicable Privacy Laws or contractual commitments.

Section 4.21 PPP Loan. (a) The Company was at all times in compliance with all terms and conditions of the PPP Loan and with all requirements of applicable Laws pertaining to the PPP Loan, including the CARES Act, the Paycheck Protection Program Flexibility Act, 116 P.L. 142 (2020) and the Consolidated Appropriations Act, 2021, 116 P.L. 260 (2020), and all applicable regulations and guidance issued by any Governmental Entity or applicable financial institution; (b) all representations and certifications executed by the Company or its Representatives pertaining to the PPP Loan was current, accurate and complete as of their effective date; (c) no Governmental Entity or other Person has notified the Company of any actual or alleged material violation or breach of any statute, regulation, representation, certification, Laws, disclosure obligation or

Exh. 2.1-31

Contract term with respect to the PPP Loan; and (d) there are no Actions completed, underway, announced, or threatened (in writing or, to the Knowledge of the Sellers, otherwise) by any Governmental Entity or any other Person (including any financial institution or whistleblower) pertaining to the PPP Loan. The PPP Loan has been forgiven in full and the Company has no outstanding Liability thereunder.

Section 4.22 Material Customers and Vendors. Section 4.22 of the Company Disclosure Schedule sets forth a list, as of the date of this Agreement, of the top fifteen (15) customers and top fifteen (15) vendors of the Company on a recurring revenues-or-billings-generated (as to customers) and expenditures (as to vendors) basis during the twelve (12) months ended December 31, 2023 or expected to be among the top fifteen (15) customers and top fifteen (15) vendors during the twelve (12) months ending December 31, 2024 (the “Material Customers” and “Material Vendors”, respectively). With respect to the foregoing and except as set forth in Section 4.22 of the Company Disclosure Schedule: (a) no Material Customer has indicated within the past year that it will stop or materially decrease its level of business with the Company or otherwise materially and adversely modify its relationship with the Company; and (b) no Material Vendor has indicated to the Company or Sellers within the past year that it will stop, materially limit, or otherwise materially modify its relationship with the Company. Except as set forth in Section 4.22 of the Company Disclosure Schedule, the Company has not had, nor in the past three (3) years has had, any material disputes concerning its products or services with any Material Customer or Material Vendor.

Section 4.23 Network Facilities Route.

(a) Section 4.23(a) of the Company Disclosure Schedule sets forth the location in the Data Room of: a map as of April 16, 2024, showing the route and location of the Company’s Network Facilities, which information is true, correct and complete in all material respects, as follows: (A) the routes and locations of all fiber optic lines owned by the Company; (B) the routes and locations of buried conduits and aerial strands owned by the Company; (C) the routes and locations of all fiber optic lines that the Company leases or obtains from others; and (D) the location of any fiber cabinets for interconnection of lines and operation of equipment.

(b) There are no material Network Facilities other than those set forth on Section 4.23(a) of the Company Disclosure Schedule.

Section 4.24 Books and Records; Internal Controls. The books and records of the Company accurately reflect in all material respects the assets, liabilities, business, financial condition, and results of operations of the Company. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations, and (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with historical practice and to maintain asset accountability.

Section 4.25 Exclusive Representations and Warranties. Except for the representations and warranties contained in this Article 4 (as modified by the Company Disclosure Schedule, where applicable), the Sellers nor any other Person on its behalf makes any other express or implied representation or warranty with respect to the Company or the transactions contemplated

Exh. 2.1-32

by this Agreement, and the Sellers disclaim any other representations or warranties, express or implied. Notwithstanding anything to the contrary in the foregoing, nothing in this Section 4.25 shall release the Sellers from any Liability for Fraud.

Article 5
Representations and Warranties of Purchaser

Except as disclosed in the Purchaser Disclosure Schedule for the applicable representations and warranties specified therein, Purchaser hereby represents and warrants to the Sellers and the Company, as of the Effective Date and as of the Closing Date as follows:

Section 5.01 Organization and Existence. Purchaser has all requisite power and authority required to enter into this Agreement and the other Transaction Agreements to which it is a party and consummate the transactions contemplated hereby or thereby. Purchaser is duly organized, validly existing and in good standing in its jurisdiction of organization. Purchaser is duly qualified or licensed to do business in each other jurisdiction where the actions required to be performed by it hereunder makes such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to result in a Purchaser Material Adverse Effect.

Section 5.02 Authorization. The execution, delivery, and performance by Purchaser of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by Purchaser of the transactions contemplated hereby or thereby, have been duly authorized by all necessary corporate action on the part of Purchaser, and no other proceedings on the part of Purchaser are necessary to authorize the execution, delivery or performance of this Agreement and the other Transaction Agreements to which it is a party, or the consummation of the transactions contemplated hereby or thereby. This Agreement and the other Transaction Agreements to which Purchaser is a party constitute (assuming the due execution and delivery by each other Party hereto or party thereto) a valid and legally binding obligation of Purchaser, enforceable against Purchaser in accordance with their respective terms, subject to the Enforceability Exception in each case.

Section 5.03 Consents. Except as set forth on Section 5.03 of the Purchaser Disclosure Schedule, no Consent of or Filing with any Governmental Entity which has not been obtained or made by Purchaser is required to be obtained or made by Purchaser in connection with the execution and delivery of this Agreement or the other Transaction Agreements to which Purchaser is a party and the consummation by Purchaser of the transactions contemplated hereby or thereby.

Section 5.04 Non-contravention. The execution, delivery and performance of this Agreement and the other Transaction Agreements which Purchaser is a party by Purchaser does not, and, subject to obtaining the Purchaser Required Consents, the consummation by Purchaser of the transactions contemplated hereby or thereby will not contravene or violate any provision of (a) the Organizational Documents of Purchaser, (b) any material Contract to which Purchaser is a party or by which Purchaser is bound, or result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or the termination or acceleration thereof, or entitle any Person to accelerate any obligation or indebtedness thereunder, or (c) any Law to which Purchaser is subject or by which any property or asset of Purchaser is bound or affected except, in

Exh. 2.1-33

the case of each of clauses (b) and (c), as would not, individually or in the aggregate, reasonably be expected to result in a Purchaser Material Adverse Effect.

Section 5.05 Litigation. (a) There is no Action pending or threatened (in writing or, to Purchaser’s Knowledge, otherwise) against or otherwise relating to Purchaser and (b) Purchaser is not subject to any Order, in the case of each of clauses (a) and (b), that would, individually or in the aggregate, reasonably be expected to result in a Purchaser Material Adverse Effect.

Section 5.06 Compliance with Laws. Purchaser is not in violation of any Law, except for violations that would not, individually or in the aggregate, reasonably be expected to result in a Purchaser Material Adverse Effect.

Section 5.07 Brokers. Purchaser has no Liability to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by the Transaction Agreements for which any Seller Group Member could become liable or obliged.

Section 5.08 Investment Intent. Purchaser acknowledges that neither the offer nor the sale of the Shares has been registered under the U.S. Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), or under any state or foreign securities Laws. Purchaser is acquiring the Shares for its own account for investment, without a view to, or for a resale in connection with, the distribution thereof in violation of the Securities Act or any applicable state or foreign securities Laws and with no present intention of distributing or reselling any part thereof. Purchaser will not so distribute or resell any of the Shares in violation of any such Laws.

Section 5.09 Available Funds; Source of Funds. Purchaser will have as of the Closing sufficient cash or other sources of immediately available funds to pay in cash the Purchase Price in accordance with Article 2 and for all other actions necessary for Purchaser to consummate the transactions contemplated in this Agreement. No funds paid and to be paid to the Sellers have been (or will have been) derived from, or constitute, either directly or indirectly, the proceeds of any criminal activity under applicable anti-money laundering Laws.

Section 5.10 Section 5.10 Investigation. Purchaser is a sophisticated entity, knowledgeable about the industry in which the Company operates the Business and the Network, experienced in investments in such businesses and able to bear the economic risk associated with the purchase of the Shares. Purchaser has such knowledge and experience as to be aware of the risks and uncertainties inherent in the purchase of interests of the type contemplated in this Agreement, as well as the knowledge of the Company and its operation of the Business and the Network in particular, and has independently made its own analysis and decision to enter into this Agreement. Purchaser has had access to certain books, records, facilities and personnel of the Company, including all documents made available to Purchaser in the Data Room for purposes of conducting Purchaser’s due diligence investigation of the Company.

Section 5.11 Disclaimer Regarding Projections . Purchaser may be in possession of certain projections and other forecasts regarding the Company, including projected financial statements, cash flow items and other data of the Company and certain business plan information of the Company. Purchaser acknowledges that there are substantial uncertainties inherent in

Exh. 2.1-34

attempting to make such projections and other forecasts and plans, that Purchaser is not relying on such projections and other forecasts and plans, that Purchaser is familiar with such uncertainties, that Purchaser is making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and Purchaser shall not have any claim against any Person with respect to such projections, forecasts and plans. Accordingly, Purchaser acknowledges that, the Sellers, the Company, and any of their Affiliates or Representatives has not made any representation or warranty with respect to such projections and other forecasts and plans.

Section 5.12 Exclusive Representations or Warranties. Purchaser acknowledges that except for the representations and warranties contained in Article 3 with respect to the Sellers and Article 4 with respect to the Company (in each case, as modified by the Company Disclosure Schedule, where applicable), none of the Sellers, the Company, nor any other Person on their or its behalf, makes any other express or implied representation or warranty with respect to the Sellers, the Company or the transactions contemplated by this Agreement, and the Sellers and the Company disclaim any other representations or warranties, express or implied. Notwithstanding anything to the contrary in the foregoing, nothing in this Section 5.11 shall release any Seller from any Liability for Fraud.

Article 6
Covenants

Section 6.01 Information Pending Closing. From the date of this Agreement through the earlier of the Closing or the termination of this Agreement pursuant to Section 9.01 (the “Interim Period”), Sellers and the Company shall provide Purchaser and its Representatives with reasonable access, during normal business hours, to the properties and assets, operations, books and records (including, for the avoidance of doubt, the Company’s then-current calculation of the FTTH Capital Expenditure Adjustment), information and employees of the Company, as reasonably requested by Purchaser, including, for the avoidance of doubt, reasonable access to the Company’s properties for on-site visit, inspection and review of the Company’s facilities and other assets by Purchaser and its Representatives. The Sellers and Purchaser shall cause their respective Representatives to reasonably cooperate and communicate with Purchaser and its Representatives in connection with such access, investigation and examination. Notwithstanding the foregoing, Sellers and the Company shall not be required to provide any information (a) which it is prohibited from providing to Purchaser by reason of applicable Law; (b) which constitutes or allows access to information protected by attorney-client privilege; or (c) which the Company is required to keep confidential or prevent access to by reason of any Contract existing on the date hereof. For the avoidance of doubt, all information provided pursuant to this Section 6.01 shall be subject to the Confidentiality Agreement.

Section 6.02 Conduct of Business Pending the Closing.

(a) During the Interim Period, the Company shall, and the Sellers shall cause the Company to: (x) operate in the Ordinary Course of Business; and (y) use Commercially Reasonable Efforts to (A) preserve, maintain and protect the assets and properties of the Company, (B) maintain the Permits and Communications Permits of the Company and apply for and maintain all Permits and Communications Permits necessary to operate the Business, (C) use Commercially Reasonable Efforts to preserve the current relationships with customers, suppliers, distributors,

Exh. 2.1-35

lessors, licensors, licensees, creditors, contractors, Governmental Entities and other Persons with whom the Company has business relations, (D) keep the Company’s books of account, files, and records in the Ordinary Course of Business, and (E) maintain and preserve substantially intact the present operations, organization, and reputation of the Business and use Commercially Reasonable Efforts to keep available the services of the Company’s present officers and key employees and preserve the goodwill and business relationships of the Company’s customers. Without limiting the foregoing, except as otherwise contemplated by this Agreement, or as consented to in writing by Purchaser, during the Interim Period, the Company shall not, and the Sellers shall cause the Company not to, do any of the following:

(i) sell, transfer, convey, abandon, cancel or otherwise dispose of any material assets (other than sales, transfers, conveyances abandonments, cancelations or other dispositions of obsolete fixtures, equipment and tangible personal property in the Ordinary Course of Business);

(ii) (A) merge or consolidate with any other Person or (B) acquire all or any material portion of the assets, or all or any equity, of any other Person;

(iii) authorize or effect plan of complete or partial liquidation, bankruptcy, dissolution or winding up of its business or operations;

(iv) split, combine, or reclassify any of the Shares;

(v) authorize for issuance, issue, or sell or agree or commit to issue or sell (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any equity securities in the Company;

(vi) amend any Organizational Document of the Company, except only to the extent necessary to extinguish and terminate the Equity Incentive Plan and the Options as of the Closing;

(vii) except as required by changes in applicable Law or changes in U.S. GAAP, change any accounting method, practice or policy used by the Company in the preparation of its financial statements;

(viii) authorize or effect any recapitalization, reorganization, reclassification, stock split or other change in its capitalization;

(ix) incur or assume any Indebtedness, except for borrowings under the Company’s credit facilities in existence on the date hereof or otherwise in accordance with the Ordinary Course of Business;

(x) grant any Lien on the Shares;

(xi) implement any employee layoffs that could implicate the notice or pay requirements of the Worker Adjustment and Retraining Notification Act of 1988 or any similar Law;

Exh. 2.1-36

(xii) make or change any tax election, file any amended return or claim for refund, settle any tax dispute or agree to any extension of the statute of limitations, or request any tax ruling that relates to the Company or its assets or activities;

(xiii) except (A) to the extent required by applicable Law, or (B) to the extent required by any Company Benefit Plan, policy or Contract of the Company as in effect on the date of this Agreement and made available to Purchaser, (I) grant or promise to grant any increase in the salary or other compensation or benefits of any Company Employee (other than an increase in salary occurring in the Ordinary Course of Business, but in any event not to exceed ten percent (10%) of annual base salary for any individual); (II) grant or promise to grant any bonus, benefit or other direct or indirect compensation to any Company Employee (other than ordinary course bonuses in accordance with the Company’s historical practices); (III) increase the coverage or benefits available under any or adopt, enter into, terminate or amend any Company Benefit Plan or any arrangement that would be a Company Benefit Plan if in effect on the date hereof; (IV) enter into any employment, deferred compensation, severance, retention, change in control, special pay, consulting, non-competition or similar agreement or arrangement with any Company Employee; (V) hire or terminate the employment of any Company Employee who is entitled to receive annual compensation in excess of $75,000, other than in the case of termination for cause; or (VI) take any action to modify, amend or accelerate the vesting, funding or payment of any compensation or benefits payable or provided to any Company Employee;

(xiv) make or commit to make any capital expenditure beyond the capital expenditures budgeted on the date of this Agreement;

(xv) take any other action that would cause any of the conditions in Article 7 to not be fully satisfied;

(xvi) enter into any Contract that would otherwise be required to be disclosed or listed on Section 4.11(a) of the Company Disclosure Schedule if such Contract or understanding had existed on the date of this Agreement; or

(xvii) agree or otherwise commit, whether in writing or otherwise, to do, or take any action or omit to take any action that would result in, any of the foregoing.

(b) Nothing contained in this Section 6.02 is intended to give Purchaser the right to control or direct the operations of the Company prior to the Closing. Prior to the Closing, the Sellers and the Company shall exercise complete control and supervision over the Company’s operations, subject to the terms of this Agreement.

Section 6.03 Tax Matters.

(a) Tax Returns. The Sellers shall be responsible for, and shall prepare or cause to be prepared and timely file or cause to be timely filed, the Tax Returns of the Company for any taxable period ending on or before the Closing Date, in each case, whether required to be filed before, on or after the Closing Date (the “Seller Tax Returns”). The Sellers shall cause all Seller Tax Returns to be prepared on a basis consistent with the past custom and practice of the Company unless

Exh. 2.1-37

otherwise required by applicable Law. The Sellers shall provide Purchaser with a draft of each Seller Tax Return at least thirty (30) days prior to the due date for filing (and prior to filing) such Seller Tax Return (taking into account valid extensions of time to file) and shall make such reasonable changes to such Seller Tax Returns as are requested by Purchaser prior to filing. For the avoidance of doubt, Purchaser shall be responsible for preparing and filing all Tax Returns of the Company (other than the Seller Tax Returns) that are required to be filed after Closing.

(b) Tax Actions. The Sellers shall notify Purchaser in writing as promptly as reasonably practicable of the commencement of any Action with respect to Taxes of the Company. During the Interim Period, Purchaser shall have the right to participate in the defense of any Action by any Tax Authority with respect to Taxes of the Company, and to employ counsel, at Purchaser’s own expense, separate from the counsel employed by the Sellers, and the Sellers shall timely inform Purchaser of any developments in any such Action and shall not settle or otherwise resolve any such Action (or a portion thereof) without the prior written consent of Purchaser (which shall not be unreasonably withheld, conditioned or delayed). For the avoidance of doubt, Purchaser shall control the conduct of any Action with respect to Taxes of the Company after the Closing.

(c) Transfer Taxes. Purchaser and the Sellers shall cooperate to file all Tax Returns to be filed to report Transfer Taxes imposed on or with respect to the transactions contemplated by the Transaction Agreements, and the Sellers shall pay any such Transfer Taxes and the costs and expenses of preparing such Tax Returns for any such Transfer Taxes.

(d) Straddle Periods. For purposes of determining Taxes that the Sellers shall be responsible for during or arising from the Straddle Period, (i) in the case of any real property, personal property, or other similar ad valorem Taxes, such Taxes shall be apportioned by multiplying the amount of such Taxes for the entire Straddle Period by a fraction the numerator of which is the number of calendar days of such Straddle Period ending on and including the Closing Date (as applicable for the relevant determination) and the denominator of which is the number of calendar days in the entire Straddle Period and (ii) in the case of all other Taxes, such Taxes shall be apportioned based on the activity, operations, or transactions on the basis of which such Taxes are imposed, as the case may be, as though the taxable period hypothetically terminated at the end of the Closing Date (as applicable for the relevant determination).

(e) Cooperation on Tax Matters. Purchaser, on one hand, and each of the Sellers, on the other hand, shall provide reasonable cooperation, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of any Tax Return and any audit, litigation, or other Action with respect to Taxes. The Parties agree to furnish or cause to be furnished to each other, upon written request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Company and its assets and activities as is reasonably necessary for the filing of any Tax Return (including any report required pursuant to Section 6043 of the Code and all treasury regulations promulgated thereunder) and, subject to Article 8, for the prosecution or defense of any Tax Action relating to the Company or its assets or activities. Purchaser and the Sellers agree to retain or cause to be retained all books and records with respect to Tax matters pertinent to the Company and its assets and activities relating to the taxable period beginning prior to the Closing Date until the applicable period for assessment under applicable Law (giving effect to any and all extensions or waivers) has expired, and to abide by or cause the abidance with all record retention agreements entered into with any

Exh. 2.1-38

Taxing Authority. Such cooperation shall include making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(f) Reimbursement. The Sellers or Purchaser, as the case may be, shall provide reimbursement for any Tax paid by one Party all or a portion of which is the responsibility of the other Party in accordance with the terms of this Article 6. Within a reasonable time prior to the payment of any said Tax, the Party paying such Tax shall give notice to the other Party of the Tax payable and the portion that is the liability of each Party, although failure to do so will not relieve the other Party from its liability hereunder.

(g) Continuing Obligations. Notwithstanding anything to the contrary in this Agreement, the obligations of the Parties set forth in this Article 6 shall be unconditional and absolute and shall remain in effect without limitation as to time, and shall not be subject to the limitations set forth in Article 8, and shall control over inconsistent provisions of this Agreement.

(h) Voluntary Disclosure Programs. Notwithstanding anything to the contrary herein, Purchaser may, with the prior written consent of the Sellers’ Representative, initiate voluntary disclosure programs or agreements (“VDA”) with any Taxing Authority to address unpaid liabilities for Taxes of the Company for the pre-Closing Tax period, whether assessed or unassessed. Sellers, through the Sellers’ Representative, shall have a right to review and comment on any VDA before it is filed or executed, and Purchaser shall make a good faith effort to incorporate the Sellers’ reasonable comments.

Section 6.04 Confidentiality; Publicity.

(a) Purchaser acknowledges that the information being provided to it in connection with this Agreement and the other Transaction Agreements and the consummation of the transactions contemplated hereby or thereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate.

(b) Each of Purchaser, on the one hand, and the Sellers, on the other hand, agrees to communicate with the other Party and cooperate with each other prior to any public disclosure of the transactions contemplated by this Agreement. The Parties agree that no public release or announcement concerning the terms of the transactions contemplated hereby (which, with respect to the Sellers, includes the Purchase Price proceeds received or that may be received separately by each Seller (the “Seller Payment Information”)) shall be issued by any Party without the prior consent of Purchaser and the Sellers, except as such release or announcement may be required by Law, in any filings made by Purchaser or an Affiliate of Purchaser with the United States Securities and Exchange Commission (“SEC”), or any listing agreement or rules of any national securities exchange to which any Party is subject, in which case the Party required to make the release or announcement shall advise the other Party and (i) on a commercially reasonable basis under the circumstances, provide a meaningful opportunity to such other Party to review and comment on such press release or other announcement and shall give consideration to all reasonable additions, deletions or changes suggested thereto and (ii) use its Commercially Reasonable Efforts (and the other Party shall each use Commercially Reasonable Efforts) to cause a mutually agreeable release

Exh. 2.1-39

or announcement to be issued. Notwithstanding the foregoing, each Party may disclose such terms to its respective equityholders and their respective Affiliates in order that such Persons may provide information about the subject matter of this Agreement and the other Transaction Agreements and the transactions contemplated hereby or thereby to their Affiliates so long as such Persons are advised that the terms of the Transaction Agreements and the transactions contemplated are confidential. Notwithstanding anything to the contrary in this Agreement, (A) each Party may disclose the Transaction Agreements or any of their respective terms to its Affiliates and its or its Affiliates’ respective equityholders, accountants, auditors, advisors and other Representatives, or their respective current, future or potential investors or otherwise in connection with their customary fund raising, marketing, informational or reporting activities and (B) each of the Parties and its Affiliates may disclose the Transaction Agreements or any of their respective terms as necessary to comply with any routine supervisory audit or regulatory examination to which such Party is subject in the course of its business (so long as such audit or examination is not targeted at the Transaction Agreements or the matters contemplated herein or therein).

(c) Notwithstanding Section 6.04(b), the Parties agree that Purchaser shall be permitted to disclose in one or more press releases following the Closing and its SEC filings, the information reasonably agreed upon and approved by the Parties.

(d) Except with respect to the Seller Payment Information (which shall remain subject to the restriction on disclosure set forth in Section 6.04(b)), following the public release of any information pursuant to Section 6.04(b) or 6.04(c), either Party may disclose such information without restriction.

Section 6.05 Expenses. Except as otherwise provided in this Agreement, whether or not the Closing takes place, all costs and expenses incurred in connection with this Agreement and the other Transaction Agreements and the transactions contemplated hereby or thereby shall be paid by the Party incurring such costs and expenses.

Section 6.06 Further Actions; Consents.

(a) During the Interim Period, subject to the terms and conditions of this Agreement, each Party agrees to use Commercially Reasonable Efforts (except where a different effort standard is specifically contemplated by this Agreement, in which case such different standard shall apply) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement in an expeditious manner.

(b) The Parties will use their respective Commercially Reasonable Efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Required Consents, to make or obtain any other Filings or Consents with or from any Governmental Entity, and to obtain any approvals of parties to Contracts with the Company, including by (i) preparing and filing as soon as practicable (and in any event, within fifteen (15) calendar days following the date of this Agreement) all necessary Filings required to be made with the FCC and each applicable State PUC and each applicable Public Right-of-Way Licensor, which shall be submitted to the FCC and each applicable State PUC and each applicable Public

Exh. 2.1-40

Right-of-Way Licensor in a form mutually acceptable to the Parties, (ii) assuring that all such Filings are in material compliance with the requirements of applicable regulatory Laws, (iii) making available to the other Party such non-privileged information as the other Party may reasonably request in order to complete the Filings or to respond to information requests by any relevant Governmental Entity, (iv) subject to applicable legal limitations, appropriate confidentiality protections and the instructions of any Governmental Entity, keeping each other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other material communications, filings or correspondence between the Parties, or any of their respective Subsidiaries, and any Governmental Entity (or members of their respective staffs) with respect to the transactions, (v) responding to and complying with, as promptly as reasonably practicable, any request for information or documentary material regarding the transactions from any relevant Governmental Entity, (vi) ensuring the prompt expiration or termination of any applicable waiting period and clearance or approval by any relevant Governmental Entity, (vii) taking all reasonable actions necessary to cause all conditions set forth in Article 7 to be satisfied as soon as practicable, (viii) executing and delivering any additional instruments necessary to fully carry out the purposes of this Agreement and (ix) taking, or causing to be taken, all other reasonable actions and do, or cause to be done, all other reasonable things advisable to consummate and make effective the transactions contemplated hereby. Prior to communicating any information to any Governmental Entity (or members of their respective staffs) in oral or written form, subject to appropriate confidentiality protections, each Party shall permit counsel for the other Party a reasonable opportunity to review and provide comments thereon, and consider in good faith the views of the other Party in connection with, any proposed communication to any Governmental Entity (or members of their respective staffs) to the extent permitted by Law. Other than status checks with the applicable Governmental Entity concerning the Required Consents, each of Purchaser and the Company agrees not to participate in any meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transaction unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent not prohibited by such Governmental Entity or by Law, gives the other Party the opportunity to attend and participate where appropriate and advisable under the circumstances.

(c) Each Party shall: (i) promptly inform the other Party of any material communication made to, or received by such Party from, any Governmental Entity regarding any of the transactions contemplated hereby; (ii) respond as promptly as reasonably practicable to any inquiries or requests for any additional information or documentary material received from any Governmental Entity, and in no event shall a Party delay in any such response in a manner which would, or would be reasonably likely to, delay the Closing until a date that is after the Outside Date; and (iii) except as required by applicable Law, not enter into any agreement with any Governmental Entity agreeing not to consummate the transactions contemplated by this Agreement without the consent of the other Parties.

(d) Subject to the compliance of the Parties with this Section 6.06, Purchaser, on the one hand, and the Sellers and the Company, on the other hand, shall not have any Liability whatsoever to the other Party arising out of or relating to the failure to obtain any Consents or make any Filings, or because of the termination of, or default under, any Contract, in each case to the extent such Consents, Filings or Contracts are listed on Section 4.04 of the Company Disclosure Schedule or Section 5.03 of the Purchaser Disclosure Schedule.

Exh. 2.1-41

(e) Without the prior written consent of the MR Seller (such consent not to be unreasonably withheld, conditioned or delayed), after Closing, the Company shall not shall take any of the following actions (and Purchaser agrees to not cause the Company to take any of the following actions) if such action would or would reasonably be expected to result in any Liability for amounts due to any Taxing Authority or the Universal Service Administrative Company that would form the basis of a claim for indemnification under this Agreement: (i) amend or permit the Company to amend any Seller Tax Return or any Filing or report filed with the Universal Service Administrative Company prior to the Closing, (ii) extend or waive, or cause or permit to be extended or waived, any statute of limitations or other period for the assessment of any Tax, deficiency or assessment related to a period prior to the Closing, (iii) make or change any material Tax election that has retroactive effect to any period prior to the Closing; or (iv) initiate any voluntary disclosure or similar proceeding with any Taxing Authority, the Universal Service Administrative Company, or the Federal Communications Commission relating to any actual or potential Tax payment, Tax Return filing, or Filing with the Federal Communications Commission obligation of the Company for any period before Closing.

(f) Notwithstanding any other provision of this Agreement, including the foregoing subsections of this Section 6.06, the Company and the Sellers covenant not to enter into any Contract or understanding that places obligations or limitations on the Company following the Closing as a condition for obtaining any Consent, approval, or authorization necessary to consummate the transactions contemplated by this Agreement, except with the prior written consent of Purchaser, and Purchaser shall not be required to consent to any divestiture or other structural or conduct relief applicable to the Company’s assets, the Business or the business of Purchaser or its Affiliates, or the payment of any fee or waiver of any other right in order to obtain any Consent, approval, or authorization necessary to consummate the transactions contemplated by this Agreement.

Section 6.07 No Solicitation; Alternative Transactions. During the Interim Period, none of the Sellers or the Company shall, and the Sellers shall cause their Affiliates, equity holders and Representatives not to, directly or indirectly, encourage, solicit, participate in, accept, engage or initiate discussions or negotiations with, or provide any information to, or enter into an agreement with, any Person or group (other than Purchaser or any Affiliate, Representative, associate or designee of Purchaser) concerning any proposal for the sale, lease, merger, combination, joint venture or other transaction involving all or any part of the equity interests, business, assets or properties of the Company, or similar transactions involving the Company or any other transaction inconsistent with the transactions contemplated hereby (each, an “Acquisition Proposal”), other than providing information in connection with the transaction contemplated hereby in accordance with the terms hereof. Each Seller and the Company shall promptly (in any case within two (2) Business Days) notify Purchaser if it shall, on or after the date hereof, have received an Acquisition Proposal or any request for information or access in connection with a possible Acquisition Proposal involving any Person or group (other than Purchaser or an Affiliate of Purchaser). Each of the Sellers and the Company shall (and shall cause their respective Affiliates and Representatives to) immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Purchaser or an Affiliate or Representative of Purchaser) conducted on or prior to the date hereof with respect to any Acquisition Proposal. Without limiting the foregoing, prior to the Closing, the Company shall request the return or destruction of any confidential information shared in connection with such discussions or negotiations and terminate

Exh. 2.1-42

access to any data rooms by such Persons and their representatives (other than Purchaser or an Affiliate of Purchaser and their Representatives).

Section 6.08 Section 280G Approval. To the extent applicable, the Company will, prior to the Closing Date, use Commercially Reasonable Efforts to (a) obtain a waiver of the right to receive payments (a “Parachute Payment Waiver”) that could constitute “parachute payments” under Section 280G of the Code and the regulations promulgated thereunder (“Section 280G”) from each person who is a “disqualified individual” within the meaning of Section 280G, (b) deliver each such Parachute Payment Waiver to Purchaser before the Closing Date, and (c) conduct a shareholder approval process in accordance with the requirements of Section 280G(b)(5)(A)(iii) and Section 280G(b)(5)(B) of the Code and the regulations promulgated pursuant thereto (the “280G Shareholder Approval”) such that the payments to any such disqualified individuals in whole or in part as a result of the transactions contemplated by this Agreement based on arrangements in place at Closing shall not be characterized as “excess parachute payments” under Section 280G. Notwithstanding the foregoing, in no event shall the Company be required to make any payments or provide anything of value to any disqualified individual in an effort to seek such waivers. The Company shall provide copies of the calculations, waivers, disclosure statement and all materials to be distributed to shareholders in connection with seeking the 280G Shareholder Approval to Purchaser at least five (5) Business Days prior to the execution and/or distribution of such materials, as applicable, for review and comment by Purchaser, and the Company shall consider all comments in good faith and incorporate all such comments into the applicable waivers and materials to the extent reasonable. Whenever any event occurs which should be set forth in an amendment or supplement to the disclosure provided to the Shareholders of the Company as contemplated by Section 280G(b)(5)(B) of the Code and the regulations promulgated pursuant thereto so that such disclosure would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, the Sellers will promptly inform Purchaser of such occurrence and will promptly (and in all events prior to Closing and consistent with the intent of the first sentence of this Section 6.08) prepare and provide to the Company’s shareholders such amendment or supplement.

Section 6.09 Notification. During the Interim Period, the Company and the Sellers shall promptly notify Purchaser of any (a) Action that shall be instituted or threatened against such Party to restrain, prohibit, or otherwise challenge the legality of any transaction contemplated by this Agreement, (b) Action that may be threatened, brought, asserted, or commenced against the Company which would have been listed in Section 4.08 of the Company Disclosure Schedule if such Action had arisen prior to the date hereof, and (c) any other event or matter which becomes known to any of the Sellers or the Company and would reasonably be expected cause any other representation or warranty contained in Article 3 or Article 4 to be untrue in any material respect.

Section 6.10 Employee Plan Termination. Effective as of the day immediately preceding the Closing Date, the Company shall, and the Sellers shall cause the Company to, terminate the Equity Incentive Plan. No later than five (5) Business Days prior to the Closing Date, the Company and the Sellers shall provide Purchaser with evidence that such Equity Incentive Plan has been properly amended and terminated (effective no later than the day immediately prior to the Closing Date). The Company shall, and the Sellers shall cause the Company to, take such further actions in furtherance of terminating the Equity Incentive Plan as Purchaser may reasonably require. In the event that termination of any Plan would trigger liquidation charges, surrender charges, or

Exh. 2.1-43

other fees, then the Company and the Sellers shall take such actions as are necessary to reasonably estimate the amount of such charges or fees and provide such estimate in writing to Purchaser no later than ten (10) Business Days prior to the Closing Date.

Section 6.11 Termination of Liens. At or prior to the Closing, the Company and the Sellers shall discharge any and all Liens (other than Permitted Liens) upon the assets of the Company and the Shares, respectively, and shall terminate any and all related security interests of any kind in accordance with the applicable provisions of the Uniform Commercial Code.

Section 6.12 Termination of Agreements. At or prior to the Closing, the Company and each of the Sellers shall terminate the Shareholders Agreement effective as of the Closing.

Section 6.13 Commercial Insurance. The Company shall, and the Sellers shall cause the Company to, keep in effect all policies of insurance set forth on Schedule 4.19(a) (or renewals thereto) through the Closing Date.

Article 7
Conditions to Closing

Section 7.01 Conditions to Each Party’s Obligations. The obligation of each Party to consummate the Closing is subject to the satisfaction (or written waiver by Purchaser or the Sellers’ Representative, as applicable) on or prior to the Closing of each of the following conditions.

(a) No Injunction of Prohibition. There shall not be any Action pending or threatened by or before any Governmental Entity seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement or declare that the consummation of such transactions violate any applicable Law (including any Actions or threatened Actions alleging violations of any fiduciary duty) or require the consummation of such transactions to be rescinded. No Law shall have been enacted, entered, promulgated or enforced which would prevent, make illegal, enjoin or otherwise restrain (temporarily, preliminary or permanently) the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated hereby or cause such transactions to be rescinded.

Section 7.02 Conditions to Obligation of Purchaser. The obligation of Purchaser to consummate the Closing is subject to the satisfaction (or written waiver by Purchaser) on or prior to the Closing Date of each of the following additional conditions:

(a) Covenants of the Sellers. The Sellers shall have performed and satisfied in all material respects each of their agreements and obligations set forth in this Agreement required to be performed and satisfied by each of them at or prior to the Closing.

(b) Covenants of the Company. The Company shall have performed and satisfied in all material respects each of its agreements and obligations set forth in this Agreement required to be performed and satisfied by it at or prior to the Closing.

(c) Representations and Warranties. Except as set forth in the following sentence, the representations and warranties of the Sellers contained in Article 3 and Article 4 that are not

Exh. 2.1-44

qualified as to materiality shall be true and correct in all material respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The Specified Representations and the representations and warranties of the Sellers contained in Article 3 and Article 4 that are qualified as to materiality shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(d) Certificate of the Sellers. The Sellers’ Representative shall have delivered to Purchaser a certificate, dated as of the Closing Date, executed by each Seller certifying that the conditions specified in Section 7.02(a), Section 7.02(b), and Section 7.02(c) have been fulfilled.

(e) Resignation Letters. The Sellers’ Representative shall have delivered resignation letters, in form and substance reasonably acceptable to Purchaser, executed by each of the directors and officers of the Company with respect to whom Purchaser has delivered written notice requesting resignation or removal prior to the Closing, confirming such individual’s resignation from his or her position as a director and/or officer of the Company.

(f) Employment Agreement. The employment agreement, by and between the Company and the MR Seller in substantially the form attached hereto as Exhibit B (the “Employment Agreement”), shall have been executed by the MR Seller and delivered to Purchaser and shall be in full force and effect on the Closing Date.

(g) Restrictive Covenants. The restrictive covenants with each Seller substantially in the form attached hereto as Exhibit C (the “Restrictive Covenants”), shall have been executed by each Seller and delivered to Purchaser and shall be in full force and effect on the Closing Date.

(h) Put/Call Agreement. The put/call agreement, by and between Purchaser and the MR Seller substantially in the form attached hereto as Exhibit D (the “Put/Call Agreement”), shall have been executed by the MR Seller and delivered to Purchaser and shall be in full force and effect on the Closing Date.

(i) Escrow Agreement. The Escrow Agreement shall have been executed by the Sellers and the Escrow Agent and delivered to Purchaser and shall be in full force and effect on the Closing Date.

(j) Shareholders Agreement. The shareholders agreement, by and among the Company, Purchaser, and the MR Seller substantially in the form attached hereto as Exhibit E (the “Replacement Shareholders Agreement”), shall have been executed by the Company and the MR Seller and delivered to Purchaser and shall be in full force and effect on the Closing Date.

(k) Acknowledgment and Releases. The Sellers’ Representative shall have delivered to Purchaser a release from each Optionholder in form and substance reasonably agreed to and approved by the Parties prior to Closing (each an “Acknowledgment and Release”) executed by or on behalf of each Optionholder, and each of which shall be in full force and effect on the Closing Date.

Exh. 2.1-45

(l) Required Consents. All Seller Required Consents, and Company Required Consents shall have been duly obtained by the Sellers’ Representative and delivered to Purchaser and shall be in full force and effect on the Closing Date.

(m) Debts of the Company; Transaction Expenses. Purchaser shall have received evidence reasonably satisfactory to Purchaser (i) that all Closing Date Indebtedness of the Company for borrowed money, including Closing Date Indebtedness to the Sellers, shall be repaid at or prior to the Closing, and that any Lien (other than Permitted Liens) upon the assets of the Company or the Stock has been discharged and released prior to the Closing, including the receipt of copies of all termination or other statements filed in accordance with the provisions of the Uniform Commercial Code to terminate the applicable Liens, and (ii) that the Transaction Expenses incurred prior to the Closing have been paid at or prior to the Closing.

(n) Seller Closing Deliverables. The Sellers’ Representative, the Sellers or the Company shall have delivered or caused to be delivered to Purchaser the items required by Section 2.06(a).

(o) No Material Adverse Effect. Since the Effective Date, no Company Material Adverse Effect shall have occurred.

(p) Contribution Agreement. If requested by Purchaser for the creation of a holding company, a contribution agreement, by and among the Company, Purchaser, and the MR Seller, in form and substance reasonably agreed to and approved by the Parties prior to Closing (the “Contribution Agreement”), shall have been executed by the Company and the MR Seller and delivered to Purchaser and shall be in full force and effect on the Closing Date.

Section 7.03 Conditions to Obligation of the Company and the Sellers. The obligation of the Company and the Sellers to consummate the Closing is subject to the satisfaction (or written waiver by the Sellers’ Representative) on or prior to the Closing Date of each of the following additional conditions.

(a) Covenants of Purchaser. Purchaser shall have performed and satisfied in all material respects each of its agreements and obligations set forth in this Agreement required to be performed and satisfied by it at or prior to the Closing.

(b) Representations and Warranties of Purchaser. The representations and warranties of Purchaser contained in Article 5 that are not qualified as to materiality shall be true and correct in all material respects, and the representations and warranties of Purchaser contained in Article 5 of this Agreement that are qualified as to materiality shall be true and correct in all respects, in each case as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects)

(c) Officer’s Certificate of Purchaser. Purchaser shall have delivered to the Sellers’ Representative a certificate, dated as of the Closing Date, executed on behalf of Purchaser by an authorized individual thereof, certifying that the conditions specified in Section 7.03(a) and Section 7.03(b) have been fulfilled.

Exh. 2.1-46

(d) Guarantee Releases. Evidence reasonably satisfactorily to MR Seller that MR Seller, his spouse, each of their Affiliates (other than the Company), and each of their assets effective as of Closing shall have been released from all guarantees, indemnities, liens or similar obligations made in favor of or granted for the benefit of the Company, including a complete release from any indemnification obligations guaranteed by MR Seller under the NICK Term Loan.

(e) Employment Agreement. The Employment Agreement shall have been executed by the Company and delivered to MR Seller.

(f) Put/Call Agreement. The Put/Call Agreement shall have been executed by Purchaser and delivered to the MR Seller.

(g) Escrow Agreement. The Escrow Agreement shall have been executed by Purchaser and the Escrow Agent and delivered to the Sellers’ Representative and shall be in full force and effect on the Closing Date.

(h) Shareholders Agreement. The Replacement Shareholders Agreement shall have been executed by Purchaser and the Company and delivered to the MR Seller.

(i) Required Consents. All Purchaser Required Consents shall have been duly obtained by Purchaser and delivered to the Sellers’ Representative and shall be in full force and effect on the Closing Date.

(j) Contribution Agreement. If requested by the Purchaser, the Contribution Agreement shall have been executed by Purchaser and Company and delivered to MR Seller.

(k) Purchaser Closing Deliverables. Purchaser shall have delivered or caused to be delivered to the Sellers or the Sellers’ Representative the items required by Section 2.06(b).

Article 8
Survival; Indemnification

Section 8.01 Survival.

(a) Subject to Section 8.01(c), each representation and warranty of a Seller or the Company contained herein, to the extent modified by the Company Disclosure Schedule, shall (i) survive the Closing and (ii) expire on the date that is twelve (12) months after the Closing Date (the “Initial Survival Period”), except the Specified Representations, which shall survive until the expiration of the applicable statute of limitations, and each covenant, agreement or other obligation of a Seller or the Company contained herein that is by its terms to survive the Closing, shall survive the Closing until fully performed in accordance with its terms. Notwithstanding the foregoing, if a Purchaser Indemnified Party or Seller Indemnified Party, as applicable, delivers to the other Party, before expiration of a representation or warranty, a notice of any claim for indemnification under this Article 8 based upon a breach of such representation, warranty, covenant, or other agreement (a “Claim Notice”), then the applicable representation, warranty, covenant, or agreement shall survive until, and only for purposes of, the resolution of the matter covered by such Claim Notice as more particularly set forth in Section 8.02.

Exh. 2.1-47

(b) For the avoidance of doubt, nothing in this Section 8.01 or any other provision of this Agreement shall limit, waive or restrict any rights, claims or remedies or the liability of any Person arising out of or in connection with Fraud.

(c) It is the express intention of the Parties hereto that, if an applicable survival period as contemplated by this Agreement is shorter or longer, as the case may be, than the statute of limitations that would otherwise apply, then, by contract, the applicable statute of limitations shall be reduced or extended, as the case may be, to the survival period contemplated hereby. The Parties hereto further acknowledge that the time periods set forth in this Article 8 for the assertion of claims under this Agreement are the result of arms’ length negotiation among the Parties hereto and that they intend for the time periods to be enforced as agreed by the Parties hereto.

Section 8.02 Indemnification.

(a) Subject to the other provisions set forth in this Article 8, from and after the Closing, each Seller, severally and not jointly, shall indemnify, defend and hold harmless Purchaser, its Subsidiaries and their respective Affiliates (including, following the Closing, the Company) and their respective successors and assigns (collectively, the “Purchaser Indemnified Parties”) from and against, and shall pay, compensate and reimburse each Purchaser Indemnified Party for, any and all Losses (regardless of whether or not such Losses relate to any Third Party Claim) resulting from, arising from or relating to:

(i) Other than with respect to Specified Representations, any breach or inaccuracy of any representation or warranty contained in (A) Article 3 or (B) Article 4;

(ii) Any breach or inaccuracy of any Specified Representations;

(iii) any breach of any covenant, agreement or other obligation of any Seller, the Sellers’ Representative or the Company set forth in this Agreement;

(iv) (A) any Transaction Expenses, to the extent not actually deducted from the Purchase Price at the Closing, or (B) any Closing Date Indebtedness, to the extent not actually deducted from the Purchase Price at the Closing or any portion of the PPP Loan that is not fully forgiven, or (C) any Option Payments, to the extent not actually deducted from the Purchase Price at the Closing;

(v) any claim for indemnification, contribution or reimbursement made by any current or former director or officer of the Company as of the Closing Date made in their respective capacities as such director or officer for matters arising prior to the Closing Date; and

(vi) any Taxes (whether assessed or unassessed) applicable to the Business and/or the Company, in each case attributable to taxable years or periods (or portions thereof) ending on or prior to the Closing Date, and, with respect to any Straddle Period, the portion of such Straddle Period ending on the Closing Date, except in each case (in order to prevent duplication) to the extent included in the Closing Networking Capital.

Exh. 2.1-48

(b) Subject to the other provisions set forth in this Article 8, from and after the Closing, Purchaser shall indemnify, defend and hold harmless each Seller and its successors and assigns (collectively, the “Seller Indemnified Parties”) from and against, and shall pay, compensate and reimburse each Seller Indemnified Party for, any and all Losses (regardless of whether or not such Losses relate to any Third Party Claim) resulting from, arising from or relating to:

(i) any breach or inaccuracy of any representation or warranty contained in Article 5; and

(ii) any breach of any covenant, agreement or other obligation of Purchaser set forth in this Agreement.

Section 8.03 Limitations on Liability; Right to Offset.

(a) Cap on Indemnity. Except in case of Fraud, (i) the maximum aggregate amount of Losses for which the Purchaser Indemnified Parties shall be entitled to indemnification pursuant to (A) Section 8.02(a)(i) shall be ten percent (10%) of the Final Purchase Price (the “Initial Cap”) and (B) pursuant to Section 8.02(a)(i)(A), Section 8.02(a)(ii) and Section 8.02(a)(iii) shall be the Final Purchase Price, and (ii) the maximum aggregate amount of Losses for which the Seller Indemnified Parties shall be entitled to indemnification pursuant to (A) Section 8.02(b)(i) shall be an amount equal to the Initial Cap, and (B) pursuant to Section 8.02(b)(ii) shall be the Final Purchase Price.

(b) Deductible. With respect to the matters described in Section 8.02(a)(i), except in the case of any Fraud, neither Seller shall have any liability with respect to such matters until the Purchaser Indemnified Parties have incurred aggregate indemnifiable Losses in respect of all such breaches in excess of an amount equal to, in the aggregate, one hundred thousand dollars ($100,000.00) (the “Deductible”). With respect to the matters described in Section 8.02(b)(i), except in the case of any Fraud, Purchaser shall not have any liability with respect to such matters until the Seller Indemnified Parties have incurred aggregate indemnifiable Losses in respect of all such breaches in excess of the Deductible.

(c) Satisfaction of Claims; Right to Offset. Except in the case of Fraud, notwithstanding anything in this Agreement to the contrary, but subject to the limitations and procedures set forth in this Article 8, all amounts payable to Purchaser Indemnified Parties pursuant to this Article 8 shall be satisfied (i) first, against the Escrow Amount in accordance with the terms of the Escrow Agreement and (ii) thereafter, to the extent the Escrow Amount is exhausted, directly by Sellers promptly (and in any event withing ten (10) Business Days after becoming due and payable pursuant to this Article 8) by wire transfer of immediately available funds to the account or accounts specified in writing by the applicable Purchaser Indemnified Parties.

(d) Other Sources of Recoveries. Payments by an Indemnitor pursuant to Article 8 in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and indemnity or contribution payment received by the Indemnified Party in respect of any such claim; provided that any such (i) insurance proceeds and (ii) indemnity or contribution payments shall be determined net of, with respect to the

Exh. 2.1-49

foregoing clause (i), any deductible amounts paid by or on behalf the Indemnified Party and any increase in premiums or retro-premium adjustment related thereto and, with respect to the foregoing clauses (i) and (ii), any costs, expenses, Taxes or other Losses associated with obtaining such proceeds or payments.

Section 8.04 Determination of Losses. Notwithstanding anything in this Agreement to the contrary, for purposes of determining whether there has been an inaccuracy or breach of any representation or warranty, or the breach of any covenant or agreement, and for purposes of calculating the amount of Losses suffered by a Purchaser Indemnified Party that are the subject matter of a claim for indemnification hereunder, each representation, warranty, covenant and agreement in this Agreement shall be read without regard and without giving effect to the term(s) “material”, “materially”, “materiality” “Material Adverse Effect” or any similar qualifier, as if such words were deleted from such representation, warranty, covenant or agreement.

Section 8.05 Indemnification Procedures.

(a) Any Person entitled to indemnification under this Agreement (each, an “Indemnified Party”) shall promptly (i) notify or cause to be notified the party required to provide indemnification under this Agreement (the “Indemnitor”) and (ii) deliver or cause to be delivered to the Indemnitor a written notice describing in reasonable detail the nature of the claim for indemnification under and pursuant to this Article 8 (an “Indemnification Claim”) and, if available, a reasonable estimate of the amount of Losses reasonably expected to arise from such Indemnification Claim. Failure to notify the Indemnitor in accordance with this Section 8.05(a) will not relieve the Indemnitor of any liability that it may have to the Indemnified Party, except to the extent the defense of such Indemnification Claim is materially prejudiced by the Indemnified Party’s failure to give or cause to be given such notice.

(b) If any third party notifies a Party of a matter (a “Third Party Claim”) which may give rise to an Indemnification Claim, then the Indemnified Party shall, no more than forty-five (45) calendar days following receipt thereof, notify or cause to be notified the Indemnitor and deliver or cause to be delivered to the Indemnitor a written notice describing in reasonable detail the nature of the Third Party Claim and, if available, a reasonable estimate of the amount of Losses reasonably expected to arise from such Third Party Claim. Failure to notify the Indemnitor in accordance with this Section 8.05(b) will not relieve the Indemnitor of any liability that it may have to the Indemnified Party, except to the extent the defense of such Third Party Claim is materially prejudiced by the Indemnified Party’s failure to give or cause to be given such notice. The Indemnitor shall have the right, at its own election, upon written notice to the Indemnified Party within fourteen (14) Business Days following delivery to the Indemnitor of the claim notice, to proceed with and control the defense of such Third Party Claims on its own. If the Indemnitor so proceeds with the defense of such Third Party Claim:

(i) Indemnified Party shall, and shall use its Commercially Reasonable Efforts to cause each other Indemnified Party to, make available to the Indemnitor, any documents and materials in its possession or control that may be necessary to the defense of such Third Party Claim.

Exh. 2.1-50

(ii) The Indemnitor shall not have the right to settle, adjust or compromise such Action without the consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), and, except with the consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), no settlement of any such Action shall be determinative of either the fact that Losses may be recovered by the applicable Indemnified Party in respect of such Losses pursuant to the indemnification provisions of this Article 8 or the amount of such Losses that may be recovered by the applicable Indemnified Party in respect of such Third Party Claim pursuant to the indemnification provisions of this Article 8. If the Indemnitor consents to such settlement, the Indemnitor will not have any power or authority to object to the amount or validity of any claim by or on behalf of an Indemnified Party for indemnity with respect to such settlement.

(iii) Notwithstanding the foregoing, the Indemnitor shall not be entitled to assume the control of the defense of any Third Party Claim if: (A) such Third Party Claim relates to or arises in connection with any criminal, governmental or regulatory proceeding; (B) the Indemnified Party determines that there is a conflict of interest between one or more Indemnitor on the one hand, and one or more Indemnified Parties, on the other hand, (C) the Indemnified Parties determine that an adverse determination with respect to such Third Party Claim would be detrimental to or injure one or more Indemnified Parties’ reputation or business or relationships with Persons with whom they do business, (D) such Third Party Claim seeks an injunction or other equitable relief, (E) the Indemnified Parties have additional defenses to such Third Party Claims not available to the Indemnitor, (F) such Third Party Claim involves a purported class action, (G) such Third Party Claim involves any issue relating to Taxes, or (H) the Indemnitor fails diligently to defend such Action.

If the Indemnitor does not timely deliver to the Indemnified Party written notice that the Indemnitor shall assume the defense of any such Third Party Claim, then the Indemnified Party may defend against any such Third Party Claim in any such manner as it may deem appropriate, provided, that the Indemnified Party shall not settle any such Third Party Claim without the prior written consent of the Indemnitor, which consent shall not be unreasonably withheld, conditioned, or delayed. In the event that the Indemnitor does assume the defense of such Third Party Claim, the Indemnified Party shall have the right to fully participate in (but not control) such defense (including with counsel of its choice), at its sole expense, and the Indemnitor shall reasonably cooperate with the Indemnified Party in connection with such participation. In the event that either the Indemnitor or the Indemnified Party assumes the defense of a Third Party Claim as provided above (the “Controlling Party”), the non-Controlling Party shall have the right to fully participate (but not control) in such defense (including with counsel of its choice), at its sole expense, and the Controlling Party shall reasonably cooperate with the non-Controlling Party in connection with such participation; provided, however, that the parties involved shall each use its Commercially Reasonable Efforts with respect to any information shared pursuant to this Section 8.05 to preserve attorney-client privilege.

(c) Other than with respect to any Third Party Claim, upon receipt of notice by an Indemnified Party in accordance with Section 8.05(a), the Indemnitor shall have a period of thirty (30) days from receipt of such notice to respond in writing to such claim. If the Indemnitor does not respond within such thirty (30)-day period, the amounts claimed by such Indemnified Party

Exh. 2.1-51

will be deemed to be conclusive and final. If the Indemnitor rejects such claim by providing a written rejection notice to the Indemnified Party within such thirty (30)-day period, then the Indemnitor and the Indemnified Party shall negotiate in good faith for thirty (30) days from the date of receipt of such rejection notice. If the Indemnified Party and Indemnitor are unable to resolve such claim during such thirty (30)-day negotiation period, then the amount of indemnification to which an Indemnified Party shall be entitled under this Article 8 shall be determined: (i) by a final judgment or decree of any court of competent jurisdiction, or (ii) by any other means to which the Indemnified Party and the Indemnitor shall mutually agree in writing. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined.

(d) Notwithstanding the foregoing, the conduct of any audits or other Actions with respect to Taxes shall be governed by Section 6.03, rather than this Section 8.05.

Section 8.06 No Subrogation. The Indemnitor shall not be entitled to exercise, and shall not be subrogated to, any rights and remedies (including rights of indemnity, rights of contribution and other rights of recovery) that the Indemnified Parties or any Indemnified Party’s Subsidiaries or other Affiliates may have against any other Person with respect to any Losses, circumstances or matter to which such indemnification is directly or indirectly related.

Section 8.07 Characterization of Indemnification Payments. The Parties agree that any indemnification payments made pursuant to this Article 8 shall be treated for all Tax purposes as an adjustment to the Purchase Price unless otherwise required by Law.

Section 8.08 Exclusive Remedy. Prior to the Closing, the Parties will have available to them all remedies available under Law, including specific performance or other equitable remedies. From and after the Closing, the right of the Indemnified Parties to be indemnified pursuant to this Article 8 to the extent provided herein shall be the sole and exclusive remedy of the Indemnified Parties with respect to any breach of any representation, warranty, covenant, obligation or agreement contained in this Agreement or any certificate delivered as part of the Closing, in each case except in the case of Fraud. Nothing in this Section 8.08 or any other provision of this Agreement shall limit, waive or restrict any rights, claims or remedies of (a) any Party against any Person for claims for Fraud, (b) any Party to seek specific performance or injunctive or other equitable relief to require any other Party to perform its obligations under this Agreement in accordance with Section 10.07 or (c) any Person under any of the other Transaction Agreements entered into in connection with this Agreement solely to the extent such rights, claims or remedies are expressly permitted pursuant to the terms of such Transaction Agreement.

Section 8.09 Reliance by the Parties. The Parties have specifically relied upon this Article 8 in agreeing to the Purchase Price and in agreeing to provide the specific representations and warranties set forth herein.

Exh. 2.1-52

Article 9
Termination

Section 9.01 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written agreement of Purchaser and Sellers’ Representative;

(b) by either Purchaser, on the one hand, or the Sellers’ Representative on behalf of the Sellers, on the other hand, if the Closing shall not have occurred on or prior to [August 24], 2024 (as such date may be extended pursuant to the immediately succeeding proviso, the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such Outside Date;

(c) by either Purchaser, on the one hand, or the Sellers’ Representative on behalf of the Sellers, on the other hand, by giving written notice to the other Party(ies) if (i) any Governmental Entity shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by the Transaction Agreements, and such Order or other action shall not be subject to appeal or shall have become final and non-appealable or (ii) any Governmental Entity shall have enacted, entered, or promulgated a Law that prohibits, restricts or makes illegal the sale of the Shares or any of the transactions contemplated by the Transaction Agreements; provided that the right to terminate this Agreement under this Section 9.01(c) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, such Order or other action or such Law being enacted, entered or promulgated;

(d) by either Purchaser, on the one hand, or the Sellers’ Representative on behalf of the Sellers, on the other hand, by giving written notice to the other Party(ies) if there has been a breach by such other Party (or, with respect to the Sellers, the Company or the Sellers’ Representative) of any representation, warranty, covenant or other agreement contained in this Agreement and such breach (i) would result in the failure to satisfy one or more of the conditions to the Closing of the Party sending such notice (set forth in Section 7.01 and Section 7.02 or Section 7.03, as applicable) and (ii), if of a character that is capable of being cured, is not cured by the breaching Party within thirty (30) days of its receipt of such written notice from the other Party; provided that (A) Purchaser shall not be permitted to terminate this Agreement if Purchaser is then in breach of any of its representations, warranties, covenants or other agreements contained herein and such breach would result in the failure to satisfy one or more of the conditions to the Closing set forth in Section 7.01 or Section 7.03, and (B) neither the Sellers’ Representative nor any of the Sellers shall be permitted to terminate this Agreement if any of the Sellers, the Sellers’ Representative or the Company are then in breach of any of their representations, warranties, covenants or other agreements contained herein and such breach would result in the failure to satisfy one or more of the conditions to the Closing set forth in Section 7.01 or Section 7.02

(e) by Sellers, by giving written notice to Purchaser, if (i) the conditions set forth in Section 7.01 and Section 7.02 are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing but which are capable of being satisfied at the Closing if

Exh. 2.1-53

the Closing were to occur), (ii) Sellers deliver to Purchaser an irrevocable written notice on or after the date that the Closing is required to occur pursuant to Section 2.02 that all conditions set forth in Section 7.01 and Section 7.02 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing but which are capable of being satisfied at the Closing if the Closing were to occur) and each Seller and the Company is ready, willing and able to proceed with Closing in accordance with Section 2.02, and (iii) within ten (10) Business Days after Sellers’ delivery of such notice to Purchaser, Purchaser fails to deliver the payments required to be made by Purchaser in accordance with Article 2 to consummate the Closing; provided that the right to terminate this Agreement under this Section 9.01(e) shall not be available to Sellers in the event Purchaser has notified Sellers that Purchaser shall cause the Closing to occur on or prior to the expiration of such five (5)-Business Day period and Purchaser fulfills its obligations hereunder to cause the Closing to occur within such time period.

Section 9.02 Effect of Termination. If this Agreement is terminated by either Party pursuant to Section 9.01, written notice thereof shall forthwith be given to the other Party(ies) and the transactions contemplated by this Agreement shall be terminated, without further action by any Party. In the event that this Agreement is validly abandoned and terminated in accordance with Section 9.01, then each of the Parties shall be relieved of its duties and obligations with respect to the transactions contemplated by this Agreement after the date of such abandonment and termination and such abandonment and termination shall be without liability to Sellers, the Company or Purchaser; provided, however, that, subject to the terms of this Section 9.02 and Section 10.07, (a) no such termination shall (i) restrict the availability of specific performance, if any, set forth in Section 10.07 with respect to surviving obligations specified in clause (b) of this Section 9.02 that are to be performed following such abandonment and termination or (ii) relieve any of the Sellers or the Company from liability for damages resulting from Fraud or any willful breach and (b) Section 6.04 (Confidentiality; Publicity); Section 6.05 (Expenses); Section 9.01 (Termination); this Section 9.02 (Effect of Termination); and Article 10 (Miscellaneous) (other than Section 10.12) shall remain in full force and effect and survive any abandonment or termination in accordance with Section 9.01 in accordance with its terms; provided, further, that (A) in no event shall the Company, any Seller, the Sellers’ Representative or any of the respective Affiliates or Representatives of any of the foregoing be entitled to both (I) an award of specific performance, pursuant to and subject to the limitations set forth in Section 10.07, to cause Purchaser to consummate the Closing and (II) an award of damages and (B) the cumulative monetary obligations of Purchaser for damages or otherwise following such abandonment or termination shall in no event exceed the Purchase Price.

Article 10
Miscellaneous

Section 10.01 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) on the next Business Day after the date sent for next Business Day delivery by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a .pdf document (with confirmation of transmission), if sent on a Business Day during the normal business hours of the recipient, or on the next Business Day, if sent on a non-Business Day or on a Business Day but after the normal business hours of the recipient; or (d) on the third (3rd) day after the date mailed, by certified or

Exh. 2.1-54

registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.01).

(a) if to Purchaser or, after the Closing, the Company, to:

Nicholas Financial, Inc.

26133 US 19 North, Suite 300

Clearwater, Florida 33763

Attention: Jeff Royal, Chairman

E-mail: jroyal@dundeebanking.com

with a copy (which shall not constitute notice) to:

Kutak Rock LLP

The Omaha Building

1650 Farnam Street

Omaha, Nebraska 68102

Attention: Anthony D. Scioli and James Creigh

E-mail: anthony.scioli@kutakrock.com and james.creigh@kutakrock.com

(b) if to any Seller or, prior to the Closing, the Company, to:

Amplex Electric, Inc.

22690 Pemberville Road

Luckey, Ohio 43443

Attention: Mark R. Radabaugh

E-mail: mark@amplex.net

with a copy (which shall not constitute notice) to:

Wilkinson Barker Knauer LLP

2138 W 32nd Avenue, Suite 300

Denver, Colorado 80211

Attention: Amy Fliam

E-mail: afliam@wbklaw.com

(c) if to the Sellers’ Representative, to:

Mark R. Radabaugh

22690 Pemberville Rd

Luckey, Ohio 43443

E-mail: mark@amplex.net

with a copy (which shall not constitute notice) to:

Wilkinson Barker Knauer LLP

Exh. 2.1-55

2138 W 32nd Avenue, Suite 300

Denver, Colorado 80211

Attention: Amy Fliam

E-mail: afliam@wbklaw.com

Section 10.02 Severability.

(a) The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, to the extent valid or enforceable, such provision and (ii) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

(b) Notwithstanding anything to the contrary in Section 10.02(a), the Parties intend that the remedies and the limitations thereon contained in Section 8.03, Section 9.02, Section 10.07, Section 10.11 and Section 10.12 be construed as an integral provision of this Agreement, and that such remedies and limitations shall not be severable in any nature that increases a Party’s Liability hereunder.

Section 10.03 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall, taken together, be considered one and the same agreement. Delivery of an executed signature page of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of an original manually executed counterpart of this Agreement for all purposes.

Section 10.04 Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed by Purchaser and the Sellers. Each Party may, by an instrument in writing signed on behalf of such Party, waive compliance by any other Party with any term or provision of this Agreement that such other Party was or is obligated to comply with or perform. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise provided herein, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 10.05 Entire Agreement; No Third Party Beneficiaries.

(a) This Agreement, the other Transaction Agreements and the Confidentiality Agreement (and, in each case, all exhibits and schedules thereto, including the Schedules) collectively constitute and contain the entire agreement and understanding, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Except as provided in Article 8, with respect to Indemnified Parties who are not Parties to this Agreement (but who shall be third party beneficiaries hereof), and in Section 10.11

Exh. 2.1-56

and Section 10.12, this Agreement is for the sole benefit of the Parties and their permitted assigns and is not intended to confer upon any other Person any rights or remedies hereunder.

(b) Notwithstanding anything to the contrary in Section 10.05(a), the provisions contained in (i) Article 8 (and the definitions related thereto, to the extent relevant) shall be enforceable by the Indemnified Parties (and each Indemnified Party is an intended third-party beneficiary thereof); (ii) Section 10.11 (and the definitions related thereto, to the extent relevant) shall be enforceable by the Nonparty Affiliates (and each Nonparty Affiliate is an intended third-party beneficiary thereof); and (iii) Section 10.12 (and the definitions related thereto, to the extent relevant) shall be enforceable by the Purchaser Released Parties (and each of the Purchaser Released Parties is an intended third-party beneficiary thereof).

Section 10.06 Governing Law. This Agreement shall be governed by and construed in accordance with the domestic Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 10.07 Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement in accordance with its specific terms and that any remedy at law for any breach of the provisions of this Agreement would be inadequate. Accordingly, the Parties acknowledge and agree that (a) the Parties shall be entitled to an injunction, specific performance or other equitable relief to prevent breaches, or threatened breaches, of this Agreement and to enforce specifically the terms and provisions hereof in any court in accordance with Section 10.08 (this being in addition to any other remedy to which they are entitled under this Agreement), without proof of damages or inadequacy of any remedy at law and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, the Parties would not have entered into this Agreement. Notwithstanding anything to the contrary in this Agreement, it is hereby acknowledged and agreed that the Sellers and, prior to the Closing, the Company shall be entitled to seek specific performance to cause Purchaser to consummate the Closing if, but only if, (i) all of the conditions set forth in Section 7.01 and Section 7.02 have been satisfied or waived in writing as of the date the Closing is required to have occurred pursuant to Section 2.02 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) and (ii) Purchaser is required to complete the Closing pursuant to Section 2.02 and Purchaser fails to complete the Closing on the date the Closing is required to have occurred pursuant to Section 2.02. For the avoidance of doubt, the Parties further agree that by seeking the remedies provided for in this Section 10.07, a Party shall not in any respect waive its right to seek at any time any other form of relief that may be available to a Party under this Agreement in the event that the remedies provided for in this Section 10.07 are not available or otherwise are not granted.

Section 10.08 Consent to Jurisdiction; Waiver of Jury Trial. Each of the Parties irrevocably submits to the exclusive jurisdiction of the Delaware Court of Chancery or any Federal court located in the State of Delaware, for the purposes of any Action arising out of this Agreement or any other Transaction Agreement or any transaction contemplated hereby or thereby. Each of the Parties further irrevocably agrees that service of any process, summons, notice or document by

Exh. 2.1-57

U.S. certified mail to such Party’s respective address set forth in Section 10.01 shall be effective service of process for any Action in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the Parties irrevocably and unconditionally waives any objection to the laying of venue of any Action arising out of this Agreement or any other Transaction Agreement or the transactions contemplated hereby or thereby in (a) the Delaware Court of Chancery or (b) any Federal court located in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR ANY OTHER TRANSACTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 10.09 Assignment. Neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any of the Parties without the prior written consent of each of the other Parties; provided, however, that Purchaser may assign its rights hereunder to an Affiliate or successor upon prior notice to the Sellers’ Representative; and provided, further, that no such assignment shall reduce or otherwise vitiate any of the obligations of any Party hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any attempted assignment in violation of the terms of this Section 10.09 shall be null and void, ab initio.

Section 10.10 Schedules. Information set forth in the Schedules is included solely for informational purposes, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules is not intended to imply that such amounts (or higher or lower amounts) are or are not material. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in the Agreement. None of the information set forth in the Schedules is intended to be, and it shall not be construed as, a representation or warranty of any party independent of those expressly set forth in this Agreement. The fact that any item of information is disclosed in any section or subsection of the Schedules shall not be construed to mean that such information is required to be disclosed by the Agreement or is material to or outside of the Ordinary Course of Business.

Section 10.11 Non-Recourse. Notwithstanding anything that may be express or implied in this Agreement, any other Transaction Agreement or any other document or instrument contemplated hereby or thereby, by each Party’s acceptance of the benefits of this Agreement, each Party hereby acknowledges and agrees that all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to the Transaction Agreements, or the negotiation, execution, or performance of this Agreement or any other Transaction Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and are expressly limited to) the entities that are expressly identified as parties to the applicable Transaction Agreement (“Contracting Parties”). Except for claims permitted in the foregoing sentence brought pursuant to

Exh. 2.1-58

the terms of the applicable agreement under which such claims arise, no Person who is not a Contracting Party, including any past, present or future director, officer, employee, incorporator, member, partner, manager, shareholder, Affiliate, agent, attorney, or representative of, and any financial advisor or lender to, any Contracting Party, or any director, officer, employee, incorporator, member, partner, manager, shareholder, Affiliate, agent, attorney, or representative of, and any financial advisor or lender to, any of the foregoing (“Nonparty Affiliates”), shall have any Liability (whether in contract or in tort, in law or in equity, or granted by statute or based upon any theory that seeks to impose Liability of a party against its owners or Affiliates, including through attempted piercing of the corporate veil) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to the Transaction Agreements or based on, in respect of, or by reason of the Transaction Agreements or their negotiation, execution, performance, or breach; and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Each Nonparty Affiliate is an express third-party beneficiary of this Section 10.11.

Section 10.12 Release.

(a) Effective as of Closing, each Seller, for itself and on behalf of each of its Affiliates and its and their respective heirs, executors, administrators, trustees, Representatives, successors and assigns (each, a “Releasor” and, collectively, the “Releasors”), releases and forever discharges Purchaser and each of its Affiliates (including the Company and its Subsidiaries following the Closing) and their respective past and present directors, managers, officers, employees, agents, predecessors, successors, equity holders, counsel, advisors, Affiliates and assigns (the “Purchaser Released Parties”) from any and all Actions, claims, demands, proceedings, causes of action, Orders, obligations, Contracts, agreements, debts and Liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity which any of the Releasors now has, has ever had or may hereafter have against the respective Purchaser Released Parties arising contemporaneously with or prior to the Closing or on account of or arising out of any matter, cause or event occurring contemporaneously with or prior to the Closing, including any rights to indemnification or reimbursement from the Company; provided, however, that Sellers do not hereby release any of the Purchaser Released Parties with respect to (i) any rights available to such Sellers pursuant to this Agreement (including the right to receive the Purchase Price pursuant and subject to the terms and conditions of this Agreement), (ii) any rights or claims under this Agreement or any other Transaction Agreement executed by such Sellers in connection with the transactions contemplated hereby, (iii) any rights to receive compensation (including wages, salaries and bonuses) and benefits or reimbursement of out-of-pocket expenses that have accrued in respect of any employment of the Releasor by the Company, and (iv) any rights under Affiliate Contracts.

(b) Each Seller, for itself and on behalf of each of its other Releasors, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any Purchaser Released Party, based upon any matter purported to be released by this Section 10.12.

(c) Without limiting the foregoing, each Seller, for itself and on behalf of each of its other Releasors, expressly waives and releases any and all rights and benefits under Section 1542

Exh. 2.1-59

of the California Civil Code, which reads as follows: “A general release does not extend to claims which the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.”

(d) Notwithstanding anything to the contrary, nothing contained in this Section 10.12 shall operate to release any Purchaser Released Party with respect to (i) any claim, right or other Action arising out of or relating to this Agreement, any Transaction Agreements or the transactions contemplated hereby or thereby; (ii) any right, claim or Action that may arise as a result of an action, event or other circumstance occurring or failing to occur after the Closing; or (iii) any claim involving Fraud.

Section 10.13 Attorney-Client Privilege. Recognizing that Wilkinson Barker Knauer, LLP (“WBK”) has acted as legal counsel to the Company prior to the Closing, and that WBK may act as legal counsel to the any of the Sellers after the Closing, Purchaser hereby waives, on its own behalf and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with WBK representing any of the Sellers after the Closing as such representation may relate to the Company or the transactions contemplated by this Agreement. In addition, all communications involving attorney-client confidences between the Company and the Sellers, on the one hand, and WBK, on the other hand, relating to the negotiation, documentation and consummation of the transactions contemplated by this Agreement shall be deemed to be attorney-client confidences that belong solely to Sellers. Accordingly, following the Closing, the Company shall not have access to any such communications or to the files of WBK relating to such engagement from and after the Closing. Notwithstanding the foregoing, the Company is not waiving any attorney-client privilege (including relating to the negotiation, documentation and consummation of the transactions contemplated by this Agreement) in connection with any third-party litigation, and the foregoing shall not limit or otherwise affect Purchaser’s right to cause the Company to assert any attorney-client privilege with respect to any communication referred to in this Section 10.13 against any Person other than any Seller.

Article 11
Sellers’ Representative

Section 11.01 Appointment; Acceptance. By each Seller’s execution of this Agreement, each Seller irrevocably constitutes and appoints Mark R. Radabaugh, and his successors (and by his execution of this Agreement as Sellers’ Representative, Sellers’ Representative hereby accepts such appointment and authorization as the Sellers’ Representative in accordance with the terms of this Agreement), as such Seller’s attorney-in-fact and agent hereunder to (a) act in such Seller’s name, place, and stead in connection with the transactions and agreements contemplated by this Agreement and any other Transaction Agreement, in accordance with the terms and provisions herein and therein, (b) act on behalf of the Sellers in any Action involving the transactions and agreements contemplated by this Agreement and any other Transaction Agreement and (c) do or refrain from doing all such further acts and things, and to execute all such documents as the Sellers’ Representative shall deem necessary or appropriate in connection with the transactions and agreements contemplated by this Agreement and any other Transaction Agreement; provided, however, that the Sellers’ Representative shall not take any actions or execute any document(s) that would affect a Seller disproportionately compared to another Seller.

Exh. 2.1-60

Section 11.02 Authority. Without limiting the generality of Section 11.01, the powers of the Sellers’ Representative shall include the power to: enter into an agreement and to retain a firm or consultant to assist the Sellers’ Representative or to perform the duties of the Sellers’ Representative as requested from time to time by the Sellers’ Representative, the costs of which shall be paid by each Seller promptly upon demand; and to represent the Sellers with respect to all aspects of this Agreement and any other Transaction Agreement, which power shall include the power to:

(a) prepare, finalize, approve, authorize, execute and deliver all exhibits, schedules, amendments, waivers, ancillary agreements, certificates and other attachments and documents to this Agreement and all other Contracts and other documents (including documents delivered pursuant to Sections 2.06(a) and 7.02) delivered by the Sellers pursuant to this Agreement (the “Seller Delivered Agreements”); provided, however, that nothing in this Section 11.02 shall be deemed to authorize the Sellers’ Representative to communicate any inaccurate or misleading information to Purchaser on behalf of any Seller;

(b) act for the Sellers with regards to matters pertaining to indemnification referred to in this Agreement, including the power to defend, negotiate, settle, compromise or take any and all other actions with respect to any indemnity claim on behalf of the Sellers and to otherwise transact matters related to any Action;

(c) amend, waive, modify or supplement this Agreement or any other Transaction Agreement (or provisions thereof) as the Sellers’ Representative deems necessary or appropriate (whether prior to, at or after the Closing) and to otherwise execute and deliver all such amendments, waivers, modifications or supplements relating to the foregoing;

(d) receive funds for the payment of expenses of the Sellers and apply such payments in payment for such expenses;

(e) act for the Sellers with regards to matters pertaining to the determination of the post-Closing adjustment pursuant to Section 2.05;

(f) do or refrain from doing any further act or deed on behalf of the Sellers that the Sellers’ Representative deems necessary or appropriate in his sole discretion relating to the subject matter of this Agreement as fully and completely as the Sellers could do if personally present; and

(g) give and receive notices and communications, including service of process in connection with any claims under this Agreement or any other Transaction Agreement.

Section 11.03 Actions. By each Seller’s execution of this Agreement, each Seller expressly acknowledges and agrees that a decision, act, consent or instruction of the Sellers’ Representative, including an amendment, extension or waiver of this Agreement pursuant to the terms of this Agreement, shall constitute a decision of the Sellers and shall be final, binding and conclusive upon the Sellers, and Purchaser and its Affiliates may conclusively rely on any such decision, act, consent or instruction taken by the Sellers’ Representative under this Agreement and the other Seller Delivered Agreements without inquiry of any of the Sellers. Purchaser and its Affiliates are hereby expressly authorized to rely on the genuineness of the signature of the Sellers’ Representative, and upon receipt of any writing that reasonably appears to have been signed by

Exh. 2.1-61

the Sellers’ Representative, Purchaser and its Affiliates may act upon the same without any further duty of inquiry as to the genuineness of the writing.

Section 11.04 Effectiveness. The authorization of the Sellers’ Representative shall be effective until his rights and obligations under this Agreement terminate by virtue of (a) his removal or replacement by the holders of a majority of the Common Stock of the Company as of immediately prior to the Closing (with written notice thereof delivered to Purchaser), (b) his resignation in accordance with Section 11.06, or (c) the termination of this Agreement and any and all of the obligations of the Sellers to Purchaser under the Seller Delivered Agreements.

Section 11.05 Indemnification; Fees and Expenses. The Sellers’ Representative shall act in good faith for the Sellers on all of the matters set forth in this Agreement. The Sellers’ Representative will incur no liability of any kind with respect to any action or omission by the Sellers’ Representative in connection with the Sellers’ Representative’s services pursuant to this Agreement, except in the event of liability resulting from the Sellers’ Representative’s bad faith, fraud, gross negligence or willful misconduct. The Sellers, jointly and severally in accordance with their respective Pro Rata Portion, shall indemnify, defend and hold harmless the Sellers’ Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Sellers’ Representative Losses”) arising out of or in connection with the Sellers’ Representative’s execution and performance of this Agreement, as such Sellers’ Representative Loss is suffered or incurred; provided, that in the event that any such Sellers’ Representative Loss is finally adjudicated to have been primarily caused by the bad faith, fraud, gross negligence or willful misconduct of the Sellers’ Representative, the Sellers’ Representative will, promptly upon such adjudication, reimburse the Sellers the amount of such indemnified Sellers’ Representative Loss to the extent attributable to such bad faith, fraud, gross negligence or willful misconduct. Each Seller shall pay the Sellers’ Representative directly such Seller’s Pro Rata Portion of the Sellers’ Representative Losses. In no event will the Sellers’ Representative be required to advance its own funds on behalf of the Sellers or otherwise. The foregoing indemnities will survive the resignation or removal of the Sellers’ Representative or the termination of this Agreement. The Sellers’ Representative shall serve in such capacity solely for the purpose of administrative convenience and shall not be deemed liable for any of the obligations of the Parties other than obligations of the Sellers’ Representative set forth herein. If any Action with respect to which the Sellers’ Representative is entitled to indemnification under this Section 11.05 should be commenced or threatened against the Sellers’ Representative, the Sellers’ Representative shall be entitled to be paid by the Sellers for all fees and expenses reasonably incurred in connection with the investigation and defense thereof based on each such Sellers’ Pro Rata Portion.

Section 11.06 Successor. Upon fifteen (15) days’ prior written notice to the Company, the Sellers’ Representative shall have the right to resign at his sole discretion for any reason at any time and in such event, the Sellers’ Representative shall continue to have all rights to indemnification, fees, and expenses as provided in Section 11.05 above. If the Sellers’ Representative resigns or ceases to function in its capacity as such for any reason whatsoever, such Sellers’ Representative shall immediately give notice to the other Parties to this Agreement. In such event, that Person which Sellers’ Representative designates in writing shall be appointed as the successor Sellers’ Representative; provided, however, that if for any reason the Sellers’

Exh. 2.1-62

Representative fails to designate a successor in writing, or such designated Person is not appointed as or does not accept such designation as the successor, within fifteen (15) days after the Sellers’ Representative resigns or otherwise ceases to function, then the Sellers shall elect a new Sellers’ Representative by a majority of the Common Stock formerly held by the Sellers immediately prior to the Closing. If the Sellers fail to elect a new Sellers’ Representative, Purchaser shall have the right, upon notice to each Seller and opportunity to be heard, to petition a court of competent jurisdiction for the appointment of one or more successors to be selected from the Sellers or any of their respective Affiliates.

Section 11.07 Survival of Authorizations. EACH SELLER INTENDS FOR THE AUTHORIZATIONS AND AGREEMENTS IN THE FOREGOING SECTIONS OF THIS ARTICLE 11 TO REMAIN IN FORCE AND NOT BE AFFECTED IF SUCH SELLER SUBSEQUENTLY BECOMES MENTALLY OR PHYSICALLY DISABLED, INCOMPETENT, OR INCAPACITATED, DOES HEREBY AUTHORIZE SUCH RECORDINGS AND FILINGS HEREOF AS THE SELLERS’ REPRESENTATIVE MAY DEEM APPROPRIATE, AND DOES HEREBY DIRECT THAT NO POSTING OF A SURETY BOND SHALL BE REQUIRED.

[Signature pages follow.]

Exh. 2.1-63

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

SELLERS:

MARK R. RADABAUGH

/s/ Mark R. Radabaugh

DALE B. BECKMANN

/s/ Dale B. Beckmann

[Signature Page to Share Purchase Agreement]

Exh. 2.1-64

COMPANY:

AMPLEX ELECTRIC, INC.

By: /s/ Mark R. Radabaugh

Name: Mark R. Radabaugh

Title: Chief Executive Officer

[Signature Page to Share Purchase Agreement]

Exh. 2.1-65

PURCHASER:

NICHOLAS FINANCIAL, INC.

By: /s/ Jeff Royal

Name: Jeff Royal

Title: Chairman

[Signature Page to Share Purchase Agreement]

Exh. 2.1-66

EXHIBIT A

Defined Terms

As used in the Agreement, the following terms have the following meanings:

“Action” means any action, arbitration, audit, claim, charge, complaint, demand, dispute, hearing, inquiry, investigation, voluntary disclosure program, litigation, mediation, proceeding, or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator.

“Affiliate” means as to any Person, any other Person which, at the time of determination, directly or indirectly Controls, is Controlled by, or is under common Control with such Person. For purposes of this Agreement, the Company shall be deemed to be an Affiliate of the Sellers in evaluating actions during periods prior to the Closing, and the Company shall be deemed to be an Affiliate of Purchaser in evaluating actions during periods after the Closing.

“Affiliate Contract” means any Contract or other transaction between any Seller or any of its Affiliates (other than the Company), on the one hand, and the Company, on the other hand.

“Agreement” means this Share Purchase Agreement, including all Exhibits, Annexes and Schedules hereto (including the Schedules).

“Base Purchase Price” means $37,500,000.00.

“Benefit Plan” means (i) each “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) each employment agreement, consulting agreement, offer letter, equity or equity-based incentive, bonus, deferred compensation, incentive compensation, employee loan, stock option, phantom stock, severance or other termination pay, change in control benefit, health, welfare, fringe benefit, vacation, cafeteria, disability, death benefit, life insurance or other compensation or employee benefit, and (iii) each other, plan, policy, program, arrangement, agreement or practice, providing for compensation or other benefits (whether financial or otherwise) to any Company Employee, in each case, that is maintained, sponsored or contributed (or required to be contributed to) by the Company or with respect to which the Company has any current or potential obligation or Liability, whether written or unwritten.

“Business” means the Internet service provider business and the conduct of other activities by the Company related or incidental to the foregoing all as currently conducted by the Company.

“Business Day” means any day other than a Saturday or Sunday or any day banks in the State of New York are authorized or required to be closed.

“Business Property” means the real property and improvements that the Company (a) owns, leases, manages or operates in any manner (including the real property and improvements located at 22690 Pemberville Road Luckey, Ohio 43443) or (b) previously owned prior to the date hereof, but does not include any Network Real Property.

[Signature Page to Share Purchase Agreement]

Exh. 2.1-67

“Cash” means all unrestricted cash, cash equivalents (including money market accounts, money market funds, money market instruments and demand deposits) and marketable securities of the Company, determined in accordance with U.S. GAAP, as adjusted for any in process wire transfers, any outstanding and not fully cleared checks issued by or to the Company and any deposited checks or wire transfers of the Company not yet credited in full to the account(s) of the Company.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

“Closing Cash” means the Cash of the Company as of 11:59 p.m. Eastern Time on the Business Day immediately preceding the Closing Date.

“Closing Date Transaction Expenses” means the Transaction Expenses determined as of immediately prior to the Closing.

“Closing Net Working Capital” means Current Assets minus Current Liabilities as of 11:59 p.m. Eastern Time on the Business Day immediately preceding the Closing Date.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commercially Reasonable Efforts” means the efforts that a prudent Person desirous of achieving a result would use in similar circumstances (based on the totality of the circumstances) to achieve that result, but does not require such Person to take any action that would be commercially detrimental to such Person.

“Communications Permit” means any Permit issued or granted by the FCC or a State PUC to the Company.

“Company Benefit Plan” means each Benefit Plan that is (x) sponsored, maintained, administered, contributed to (or required to be contributed to) or entered into by the Company for the benefit of any Company Employee, or (y) with respect to which the Company has any current or potential Liability.

“Company Disclosure Schedule” means the schedule attached hereto as Schedule B.

“Company Employee” means any current or former director, officer, employee or individual service provider of the Company.

“Company Material Adverse Effect” means any change, circumstance, condition, development, fact, event or effect (collectively, “Events”) that, individually or taken together with all other Events, has had or would reasonably be expected to have a material adverse effect upon (i) the Business, or the assets, properties, Liabilities, condition (financial or otherwise), operation or results of operations of the Company, or (ii) the ability of any Seller and/or the Company to perform their respective obligations hereunder or to consummate the transactions contemplated hereby, except with respect to the foregoing clause (i) for any such Event resulting from or arising out of (a) any changes generally affecting the industries in which the Company operates, whether international, national, regional, state, provincial or local; (b) changes in general regulatory or

[Signature Page to Share Purchase Agreement]

Exh. 2.1-68

political conditions; (c) general changes in the markets for, or costs of, commodities or supplies; (d) effects of weather, meteorological events or other natural disasters or natural occurrences beyond the control of the Company, including any acts of war or terrorist activities; (e) any change of applicable Law after the date hereof; (f) changes or adverse conditions in the financial, banking or securities markets, including those relating to debt financing and, in each case, including any disruption thereof and any decline in the price of any security or any market index; (g) the announcement, execution or delivery of this Agreement or the consummation of the transactions contemplated hereby; (h) any failure of the Company to meet, with respect to any period or periods, any internal or industry analyst projections, forecasts, estimates of earnings or revenues, or business plans (provided that no underlying cause of such failure to meet projections, forecasts or estimates shall be excluded under this clause (h), unless such Events would otherwise be excepted by operation of this definition), (i) any change in U.S. GAAP after the date hereof; (j) any actions taken, or not taken, at the written request or with the written consent of Purchaser or any action taken to the extent expressly permitted by this Agreement, or (k) any material breach by Purchaser of this Agreement; provided that the items set forth in clauses (a), (b), (c), (d), (e), (f) or (i) above shall be excluded in determining whether a “Company Material Adverse Effect” has occurred in each case only to the extent such items have not had a disproportionate effect on the Business, or the assets, properties, Liabilities, condition (financial or otherwise), operation or results of operations of the Company, relative to other businesses in the industry in which the Company operates the Business.

“Company Required Consents” means the Consents and Filings specified in Section 4.04 of the Company Disclosure Schedule.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of August 21, 2023, by and between the Company and Purchaser.

“Contract” means any written or oral contract, lease, sublease license, commitment, evidence of indebtedness, mortgage, indenture, note, bond, letter of credit, security agreement, purchase order, binding bid, undertaking or other agreement, instrument or commitment that is or purports to be legally binding on any Person or any part of its assets or property (or subjects any such assets or property to a Lien). Notwithstanding the foregoing, the term “Contract” (a) when used in Section 4.11(a)(xiv), does not include any purchase orders placed by the Company on any date prior to the date that is twelve (12) months from the Effective Date, and (b) when used in Section 6.02(a)(xiv), does not include any purchase order placed by the Company expected as a part of the capital expenditures budgeted on the Effective Date.

“Control” means possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person (whether through ownership of securities or partnership or other ownership interests, or ownership or control of a general partner, manager, managing member or similar role, by Contract or otherwise).

“Current Assets” means the following current assets of the Company, without duplication: accounts receivable, prepaid expenses, inventory, and other current assets, but specifically excluding Cash, current and deferred Tax assets, and accounts receivable arising or resulting from Affiliate Contracts, each determined in accordance with U.S. GAAP and the line items and methodologies set forth on Annex C.

[Signature Page to Share Purchase Agreement]

Exh. 2.1-69

“Current Liabilities” means the following current liabilities of the Company, without duplication: trade accounts payable, customer deposits, payroll liabilities, accrued expenses, and other current liabilities, but specifically excluding amounts in respect of (a) income Taxes or other deferred Taxes, (b) Transaction Expenses, (c) Indebtedness, and (d) accounts payable arising from Affiliate Contracts (other than Affiliate Contracts that are for Leased Real Property), each determined in accordance with U.S. GAAP and the line items and methodologies set forth on Annex C.

“Data Room” means the OneHub electronic data room established by the Company to provide access to certain documents associated with the transactions contemplated hereunder.

“Easement Real Property” means all the easement interests held by the Company. Easement Real Property does not include any Network Real Property.

“Environmental Law” means any Law relating to pollution, the protection, preservation or restoration of the environment and natural resources and occupational health and safety (to the extent related to exposure to Hazardous Substances), including CERCLA, RCRA and those relating to the generation, manufacture, use, handling, transportation, treatment, storage, disposal, distribution, labeling, discharge, Release, threatened Release, control, cleanup or exposure to any Hazardous Substances, and the regulations promulgated pursuant to said Laws.

“Equity Incentive Plan” means the Amplex Electric, Inc. 2022 Equity Incentive Plan, as amended and restated.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any company or business partnership that is treated as a single employer with the Seller for purposes of Code §414.

“Escrow Agreement” means that certain Escrow Agreement by and among the Seller, Purchaser, and the Escrow Agent, substantially in the form attached hereto as Exhibit F.

“Escrow Amount” means ten percent (10%) of the Aggregate Purchase Price.

“Estimated Closing WC Shortfall” means the amount, if any, that the Estimated Closing Working Capital is less than the Target Working Capital.

“Estimated Closing WC Surplus” means the amount, if any, that the Estimated Closing Working Capital is greater than the Target Working Capital.

“FCC” means the Federal Communications Commission of the United States.

“Final Purchase Price” means the Aggregate Purchase Price, as adjusted and finally determined in accordance with Section 2.05.

“Final Share Purchase Price” means the Final Purchase Price divided by the Shares.

[Signature Page to Share Purchase Agreement]

Exh. 2.1-70

“Flow of Funds” means a schedule prepared by the Sellers to be delivered to Purchaser no later than three (3) Business Days before the anticipated Closing which sets forth the allocation of funds to the Persons contemplated in Section 2.04(b).

“Fraud” means, with respect to any Person, the intentional or willful misrepresentation of material fact and which constitutes common law fraud under the laws of the State of Delaware.

“FTTH Capital Accounts” means the Company identified accounts listed in Annex D to this Agreement each determined in accordance with U.S. GAAP and methodologies set forth on Annex D to this Agreement.

“FTTH Capital Expenditure Adjustment” means the amount equal to the total expenditures accounted for in the FTTH Capital Accounts in excess of the FTTH Closing Amount since beginning on April 1, 2023 and continuing until the Closing Date.

“FTTH Closing Amount” means $[***].

“Governmental Entity” means any U.S. or foreign federal, state, provincial or local governmental authority, court, government or self-regulatory organization, commission, regional transmission organization, tribunal, arbitrator or mediator (public or private) or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

“Hazardous Substance” means any material, substance or waste that is, defined, listed or regulated as hazardous, toxic, a pollutant or a contaminant (or terms of similar import) under any Environmental Law, including petroleum, petroleum byproducts, radioactive materials, pesticides, urea-formaldehyde, per- or polyfluoroalkyl substances, polychlorinated biphenyls, asbestos and asbestos-containing materials.

“High Cost Program” means any of the Universal Service Fund high-cost programs established pursuant to the Laws related to communications.

“Indebtedness” means, with respect to the Company, the aggregate amount (including the current portions thereof) of all of the following (without duplication): (a) all obligations or indebtedness of the Company for borrowed money (whether or not contingent) or any obligation or indebtedness issued or incurred in substitution or exchange for any obligation or indebtedness for borrowed money; (b) all obligations of the Company evidenced by bonds, notes, debentures or other similar instruments or securities; (c) all payment obligations due and owing under any interest rate, currency or other hedging agreement; (d) all obligations under any performance bond or letter of credit, but only to the extent drawn; (e) all obligations as lessee under any lease or similar arrangement required to be recorded as a capital lease in accordance with U.S. GAAP, but excluding any lease obligations that would not have been designated a capital lease but for Accounting Standards Codification 842 promulgated by the Financial Accounting Standards Board; (f) all guarantees by the Company of any obligations of the type referred to in clauses (a) through (e) above of any other Person, (g) deferred revenue, (h) the full amount of any unpaid retention bonus arrangement between the Company and any Company Employee, (i) any portion of the PPP Loan that is not fully forgiven; and (j) for clauses (a) through (i) above, all accrued

[Signature Page to Share Purchase Agreement]

Exh. 2.1-71

interest thereon, if any, and any termination fees, prepayment penalties, “breakage” costs or similar payments associated with the repayment of such Indebtedness.

“Intellectual Property” means and includes all past, present and future intellectual property and proprietary rights of any kind, whether registered or unregistered, which may exist or be created under the laws of any jurisdiction worldwide, including (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, design rights, masks work rights and related moral rights and any registrations and applications for registration thereof, (b) trademark, trade name, service name, trade dress, logos, corporate or business names, social media designations and service mark rights and similar rights, together with all goodwill associated therewith and any registrations and applications for registration therefor, (c) trade secret rights and other rights in know-how, (d) patents, patent applications and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions, substitutions and foreign counterparts relating to any such patents and patent applications and industrial property rights, (e) rights in databases and data collections (including knowledge databases, customer lists and customer databases), (f) URL and domain name registrations and (g) all past, present and future claims and causes of action arising out of or related to infringement or misappropriation of any of the foregoing.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge” means, (a) in the case of Sellers, the actual knowledge of any of the individuals listed in Section 1.01(a) of the Company Disclosure Schedule and the knowledge such individuals would have after reasonable inquiry and (b) in the case of Purchaser, the actual knowledge of any of the individuals listed in Section 1.01(b) of the Purchaser Disclosure Schedule and the knowledge such individuals would have after reasonable inquiry.

“Law” means, with respect to any Person, any domestic or foreign, federal, state, provincial or local statute, treaty, convention, law, act, statute, code, principle of common law, ordinance, rule, administrative interpretation, regulation, Order or other requirement of any Governmental Entity directly applicable to such Person or any of its respective properties or assets.

“Liabilities” means any liability (including liabilities for Taxes), debt, guarantee, claim, demand, expense, commitment, remediation, damages, judgements, fines, penalties, assurances or obligation (whether direct or indirect, fixed, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, asserted or unasserted, known or unknown, or due or to become due) of every kind and description, under any theory of liability (including strict liability), including all costs and expenses related thereto.

“Lien” means any mortgage, pledge, assessment, security interest, lien, adverse claim, levy, encroachment, option, transfer restriction, license, or other similar encumbrance or restriction.

“Losses” means any damages, losses, Liabilities, Taxes, obligations, claims of any kind, interest, penalties and expenses (including reasonable attorneys’ fees and expenses and reasonable expenses incurred in investigation, in each case as the same are incurred, asserted against or sustained by any of the Indemnified Parties). An Indemnified Party(ies) will not be entitled to any

[Signature Page to Share Purchase Agreement]

Exh. 2.1-72

speculative, punitive or special damages unless, and only to the extent, any such amounts are incurred as a Third Party Claim.

“Loss of Subscribers Adjustment” means if, as of the Closing Date, there are less than the Minimum Subscriber Amount, then the Aggregate Purchase Price will be reduced by $[***] for each Subscriber that is less than the Minimum Subscriber Amount. An example and illustrative calculation of the Loss of Subscribers Adjustment is set forth on Annex E.

“Minimum Subscriber Amount” means [***] Subscribers.

“Network” means all of the telecommunications and related equipment owned or used by the Company to provide telecommunications, information services, voice-over-internet-protocol or other services and the network facilities that comprise the physical network, including fiber optic and other fixed wired and wireless network-related assets and telecommunications and cable equipment, including wires, cables, conduits, poles, antennas, transmission equipment, junction boxes, manholes, hand holes, connecting equipment, and electronics.

“Network Facilities” means the fiber optic cabling and other fixed network-related assets used by the Company to carry out its business as presently conducted, whether owned or leased by the Company and irrespective of whether they are located on public or private property, including wires, cables, conduits, poles, junction boxes, manholes, hand holes, connecting equipment and electronics.

“Network Real Property” means any material right of way access, tower lease, pole attachment or similar rights granted by any Governmental Entity, utility company, or other third party to the Company for the Network.

"NICK Term Loan” means that certain Term Loan Agreement dated February 15, 2024, by and between the Company and Purchaser, as amended, and the related Note dated February 15, 2024, by and between the Company and Purchaser, as amended.

“Ohio PUC” means the Public Utilities Commission of Ohio.

“Order” means any order, judgment, injunction, edict, decree, ruling, rule, plan, pronouncement, stipulation, settlement, determination, decision, opinion, sentence, subpoena, writ, directive or award issued, made, entered or rendered by any court, administrative agency or other Governmental Entity.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Organizational Documents” means, with respect to any Person, the articles or certificate of incorporation or organization and by-laws, the shareholders agreement, the limited partnership agreement, the partnership agreement or the limited liability company agreement, operating agreement or such other organizational or governing documents of such Person.

“Per Share Net Option Price” means, with respect to an Option, an amount equal to the excess, if any, of (1) the quotient of (x) the sum of the Aggregate Purchase Price (without, for these

[Signature Page to Share Purchase Agreement]

Exh. 2.1-73

purposes, giving effect to the deductions in Section 2.03(a)(viii)), plus the aggregate exercise price for all Options minus the Transaction Expenses, divided by (y) 10,800, less (2) the applicable exercise price of such Option. For illustration purposes only, Annex B provides a sample calculation of the Per Share Net Option Price.

“Permit” means any permit, license, franchise, approval, certificate, consent, ratification, permission, confirmation, endorsement, waiver, certification, registration, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Law. The definition of “Permits” does not include Network Real Property or Communications Permits.

“Permitted Liens” means (a) Liens under any operating leases described in Section 4.11 of the Company Disclosure Schedule for any of the assets, (b) Liens for Taxes, assessments or other governmental charges or levies (including real estate Taxes) not yet due and payable or that are being contested in good faith by appropriate proceedings; provided that adequate accruals have been established therefor in the Financial Statements in accordance with U.S. GAAP, (c) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, laborers, materialmen and other Liens imposed by Law, in each case, for amounts not yet delinquent or that are being contested in good faith by appropriate proceedings; provided that in the case of any such contest adequate accruals have been established therefor in the Financial Statements in accordance with U.S. GAAP, (d) Liens in respect of pledges or deposits under workers’ compensation Laws, (e) with respect to any Real Property, zoning ordinances and regulations regulating the use or occupancy of such Real Property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such Real Property which, individually or in the aggregate, neither materially adversely affect the value thereof nor the Company’s use of the Real Property for its current uses or the operation of the Business thereon, or (f) with respect to any Network Real Property, any Liens on the underlying real property that the Company’s real property rights or Contracts in and to the Network Real Property are subject.

“Person” means any individual, corporation, general or limited partnership, limited liability company, proprietorship, joint venture, trust, union, association, organization, Governmental Entity or any other entity.

“Personal Data” means, as pertinent to an employee, applicant, contractor, consumer, or other individual, data relating to an identified or identifiable natural person, including any payment card information, taxpayer identification or Social Security number, or other identifying behavioral or sensitive information which would be reasonably expected to be kept confidential or subject to restricted use, including any information defined as “personal data”, “personally identifiable information”, “individually identifiable health information”, or “personal information” protected under applicable Privacy Laws.

“PPP Loan” means the loan received by the Company under the Paycheck Protection Program pursuant to the CARES Act dated April 8, 2020, in an amount of $[***].

“Privacy Laws” means all requirements of Law imposed by competent Governmental Entities concerning or related to (a) the collection, use, processing, storage, disclosure, or security

[Signature Page to Share Purchase Agreement]

Exh. 2.1-74

of Personal Data and/or (b) notification to data subjects or any Governmental Entity in connection with a Security Breach involving Personal Data.

“Pro Rata Portion” means an amount equal to the proportionate amount of Shares sold by each Seller pursuant to this Agreement, as set forth on Annex A.

“Protected Data” means: (a) Personal Data; (b) any confidential or proprietary information primarily of or primarily concerning the business of the Company; and (c) any confidential or proprietary information of a third party that the Company is required to protect under a written agreement executed by or assigning obligations to the Company, on the one hand, and any third party, on the other hand.

“Public Right-of-Way Licensor” means any of the federal, state, city, county, tribal or other unit of government that has the right to authorize or regulate the Company’s occupancy of public rights-of-way by license, franchise, encroachment permit, or any other device.

“Purchaser Disclosure Schedule” means the schedule attached hereto as Schedule A.

“Purchaser Material Adverse Effect” means any Event that, individually or taken together with all other Events, has had, has or would reasonably be expected to have a material adverse effect on Purchaser’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

“Purchaser Portion” means fifty-one percent (51%).

“Purchaser Required Consents” means the consents specified in Section 5.03 of the Purchaser Disclosure Schedule.

“RCRA” means the Resources Conservation and Recovery Act, 42 U.S.C. 6901, et seq.

“Real Property” means the Leased Real Property, the Easement Real Property, and the Network Real Property.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, emptying, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Substance into or through the indoor or outdoor environment.

“Representatives” means, as to any Person, the officers, directors, managers, employees, counsel, accountants, financial advisors, consultants, agents and other representatives of such Person.

“Required Consents” means, collectively, Purchaser Required Consents, Seller Required Consents, and Company Required Consents.

“Schedules” means, collectively, the Company Disclosure Schedule and Purchaser Disclosure Schedule and any other schedule attached hereto.

[Signature Page to Share Purchase Agreement]

Exh. 2.1-75

“Security Breach” means the known or reasonably suspected loss, theft, material unplanned unavailability, corruption, or unauthorized modification, use, or disclosure of Protected Data.

“Seller Group Members” means the Sellers and any of their respective Affiliates or any of their respective Representatives, incorporators, members, partners, managers, shareholders, or equityholders.

“Seller Material Adverse Effect” means any Event that, individually or taken together with all other Events, has had, has or would reasonably be expected to have a material adverse effect on any Seller’s ability to perform its obligations hereunder or to consummate the transactions contemplated by this Agreement.

“Seller Required Consents” means the consents specified on Section 3.03 of the Company Disclosure Schedule.

“Shareholders Agreement” means that certain Stock Restriction and Buy Sell Agreement, dated as of February 1, 2019, by and between the Company and the Sellers.

“Share Purchase Price” means A divided by B:

Where A equals the Base Purchase Price plus the Estimated Closing WC Surplus, if any, minus the Estimated Closing WC Shortfall, if any, minus the Loss of Subscribers Adjustment, plus the FTTH Capital Expenditure Adjustment..

Where B equals twenty-one thousand (21,000)..

“Specified Representations” means Section 4.01 (Organization and Existence), Section 4.02(c) (Capitalization), Section 4.03 (Authorization), Section 4.12(a) (Personal Property – Title), Section 4.16 (Taxes), Section 4.17 (Brokers), Section 4.20(b) (Intellectual Property – Title) and Section 4.20(e) (Intellectual Property – Non-infringement).

“State PUC” means any state public service or public utility commission having regulatory authority over the Company, in any jurisdiction, including the Ohio PUC.

“Straddle Period” means any Tax period beginning before or on and ending after the Closing Date, as applicable for the relevant determination.

“Subscriber” means a subscriber or customer of the Company’s fixed wireless Business, and, for purposes of clarification, shall not include any subscriber or customer of the Company’s fiber to the home Business except to the extent such subscriber or customer of the Company’s fiber to the home Business was previously a subscriber of customer of the Company’s fixed wireless Business.

“Subsidiary” means, when used with reference to an entity, any other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions, or more than fifty percent (50%) of the outstanding voting securities of which, are owned directly or indirectly by such first entity.

[Signature Page to Share Purchase Agreement]

Exh. 2.1-76

“Target Working Capital” means negative $[***].

“Tax” or “Taxes” means any U.S. federal, state, local or foreign income, profits, franchise, withholding, ad valorem, personal property (tangible and intangible), employment, payroll, sales and use, value added, goods and services, escheat, abandoned or unclaimed property, capital stock, social security, disability, occupation, real property, severance, excise, environmental, and other taxes, charges, levies, tariffs, duties or other assessments of any kind whatsoever, however denominated (whether payable directly or by withholding), including any interest, penalty and addition thereto and including any obligation to indemnify or otherwise assume or succeed to the Liability of another Person excluding in all cases any Universal Service Administrative Company or Universal Service Fund assessments or fees.

“Tax Returns” means any return, report, information return, claim, declaration, statement or other document filed or supplied or required to be filed or supplied to a Governmental Entity with respect to any Taxes (including any schedules, attachments and supplements thereto), including any amendment of any of the foregoing.

“Taxing Authority” means any Governmental Entity (or political subdivision thereof) that has authority, responsibility or jurisdiction with respect to any Tax, including imposing, assessing, auditing or collecting Taxes and collecting, reviewing or challenging Tax Returns.

“Transaction Agreements” means this Agreement, the Employment Agreement, the Restrictive Covenants, the Put/Call Agreement, the Escrow Agreement, the Replacement Shareholders Agreement, the Acknowledgment and Releases, and any other agreements, certificates, instruments or documents required to be delivered at the Closing, in each case including all exhibits and schedules thereto and all amendments thereto made in accordance with the respective terms thereof.

“Transaction Expenses” means, without duplication, the aggregate amount of all fees, costs and expenses incurred or subject to reimbursement by any Seller Group Member, or the Company, as a result of or in connection with the transactions contemplated by this Agreement or any of the other Transaction Agreements or leading hereto or thereto, including: (a) the fees, costs, disbursements and expenses of investment bankers, attorneys, accountants, consultants, advisors, brokers, finders or other Representatives or service providers incurred in connection with the transactions contemplated by or leading to the Transaction Agreements; (b) the employer portion of the Taxes payable with respect to the Option Payments; (c) all Liabilities of the Company under or in connection with any severance or retention arrangements, stay bonuses, incentive bonuses, transaction bonuses, termination and change of control arrangements and other similar payments or obligations that are payable or owed to any Company Employee, in each case, that is triggered, either automatically or in combination with any other event, in whole or in part by the consummation of the transactions contemplated by this Agreement or the other Transaction Agreements (including the employer portion of any Taxes related thereto); (d) all costs in connection with obtaining authorizations, consents and approvals of third parties; (e) fifty percent (50%) of the fees, costs or expenses of the Escrow Agent associated with the Escrow Agreement; and (f) fifty percent (50%) of any penalty (for unjust enrichment or otherwise), repayment or return in respect of any small business bidding credits claimed by the Company.

[Signature Page to Share Purchase Agreement]

Exh. 2.1-77

“Transfer Taxes” means all transfer, property, sales, use, goods and services, value added, documentary, stamp duty, gross receipts, excise, and conveyance Taxes and other similar Taxes, duties, fees or charges, and any penalties or interest (or addition to Tax) with respect to such Taxes.

“Universal Service Program” means the federal Universal Service Fund and the Ohio Universal Service Fund, including any program or funding mechanism associated with any such fund.

“U.S.” means the United States of America.

“U.S. GAAP” means U.S. generally accepted accounting principles and practices in effect from time to time, consistently applied by the Company in the preparation of the Financial Statements.

“USAC” means the Universal Service Administrative Company.

“Working Capital Calculation Methodologies” means the methodologies to be used to calculate Working Capital as set forth on Annex C attached hereto. For illustration purposes only, Annex C provides a sample calculation of the Working Capital based upon the February 29, 2024 balance sheet.

[Signature Page to Share Purchase Agreement]

Exh. 2.1-78

Additional defined terms have the meanings ascribed to them in the Sections specified below:

Defined Term	Section
280G Shareholder Approval	Section 6.08
409A Plan	Section 4.14(f)
Acknowledgement & Release	Section 7.02(k)
Acquisition Proposal	Section 6.08
Aggregate Purchase Price	Section 2.03(a)
A/R AOI	Section 7.02(i)
Claim Notice	Section 8.01(a)
Closing	Section 2.02
Closing Date	Section 2.02
Closing Date Indebtedness	Section 2.04(a)(vi)
Closing Statement	Section 2.05(b)(ii)
Common Shares	Recitals
Company	Preamble
Company Intellectual Property	Section 4.20(a)(iii)
Consent	Section 4.04
Contracting Parties	Section 10.11
Contributed Shares	Section 2.08
Contribution Agreement	Section 7.02(p)
Converted Shares	Section 2.08
Employment Agreement	Section 7.02(f)
Enforceability Exception	Section 3.01
Escrow Account	Section 2.04(c)
Escrow Agent	Section 2.04(c)
Estimated Closing Cash	Section 2.04(a)(i)(B)
Estimated Closing Statement	Section 2.04(a)(i)
Estimated Closing Working Capital	Section 2.04(a)(i)(A)
Filing	Section 4.04
Financial Statements	Section 4.06(a)
FIRPTA Certificate	Section 2.06(a)(iv)
Indemnification Claim	Section 8.05(a)
Indemnified Party	Section 8.05(a)
Indemnitor	Section 8.05(a)
Independent Accountant	Section 2.05(c)
Insurance Policies	Section 4.19(a)
Interim Period	Section 6.01
Leased Real Property	Section 4.13(b)
Lien Release Letter(s)	Section 2.06(a)(vi)
Material Contracts	Section 4.11(a)
Negative Adjustment Amount	Section 2.05(d)(ii)
Nonparty Affiliates	Section 10.11
Option	Recitals

[Signature Page to Share Purchase Agreement]

Exh. 2.1-79

Defined Term	Section
Option Payment	Section 2.01(b)
Optionholders	Recitals
Outside Date	Section 9.01(b)
Outstanding NICK Debt	Section 2.08
Party and Parties	Preamble
Positive Adjustment Amount	Section 2.05(d)(i)
Purchaser	Preamble
Purchaser Indemnified Parties	Section 8.02(a)
Purchaser Released Parties	Section 10.12(a)
Put/Call Agreement	Section 7.02(h)
Real Property Leases	Section 4.13(b)
Reference Date Balance Sheet	Section 4.06(a)
Releasor	Section 10.12(a)
Replacement Shareholders Agreement	Section 7.02(j)
Restrictive Covenant	Section 7.02(g)
Section 280G	Section 6.12
Securities Act	Section 5.08
Seller and Sellers	Preamble
Seller Indemnified Parties	Section 8.02(b)
Seller Tax Returns	Section 6.03(a)
Shares	Recitals
Third Party Claim	Section 8.05(b)
VDA	Section 6.03(h)
WBK	Section 10.13

[Signature Page to Share Purchase Agreement]

Exh. 2.1-80